EXECUTION VERSION

[personal information redacted] ("Party A")

and

[personal information redacted] ("Party B")

and

BURCON NUTRASCIENCE HOLDINGS CORP.

and

TIREM HOLDINGS INC.

and

MERIT FUNCTIONAL FOODS CORPORATION
(formerly Burcon Functional Foods Corporation)

[commercially sensitive information redacted]

[personal information redacted ("Party C")

and

[personal information redacted ("Party D")

and

[personal information redacted ("Party E")

and

[personal information redacted ("Party F")

and

TIREM HOLDINGS LIMITED PARTNERSHIP

and

BURCON NUTRASCIENCE CORPORATION

AMENDED AND RESTATED
UNANIMOUS SHAREHOLDERS AGREEMENT

August 27, 2020

-i-

(continued)

-ii-

(continued)

-iii-

AMENDED AND RESTATED UNANIMOUS SHAREHOLDERS AGREEMENT

THIS AMENDED AND RESTATED UNANIMOUS SHAREHOLDERS AGREEMENT dated as of August 27, 2020 among [personal information redacted] Party A, [personal information redacted] Party B, Burcon NutraScience Holdings Corp., ("BurconCo"), Tirem Holdings Inc. ("Bunge"), Merit Functional Foods Corporation (the "Corporation") and, with respect to Articles 3, 6 and 14 only, [personal information redacted] Party C, [personal information redacted] Party D, [personal information redacted] Party E, [personal information redacted] Party F, Tirem Holdings Limited Partnership, by its general partner Tirem Holdings GP Inc., and Burcon NutraScience Corporation.

WHEREAS:

A. [personal information redacted] Party A, [personal information redacted]Party B, BurconCo and the Corporation are parties to a shareholders' agreement dated as of May 23, 2019 (the "Original Shareholders Agreement");

B. the Original Shareholders Agreement was executed and delivered by each of the Corporation, [personal information redacted] Party A, [personal information redacted] Party B and BurconCo on May 23, 2019 (the "Original Commencement Date"), which date was, for the purposes of the Original Shareholders Agreement, the "Commencement Date";

C. concurrently with the Original Commencement Date, each of [personal information redacted] Party A, [personal information redacted] Party B and BurconCo (i)  subscribed for Class A Common Shares at price per share of $[commercially sensitive information redacted], and (ii) made certain shareholder loans in favour of the Corporation, which transactions constituted their respective Initial Capital Contributions (as defined in the Original Shareholders Agreement) and which consisted of, in the case of (A) [personal information redacted] Party A , [commercially sensitive information redacted], (B) [personal information redacted] Party B, [commercially sensitive information redacted, and (C) BurconCo, 400 Class A Common Shares and a shareholder loan in the amount of $[commercially sensitive information redacted];

D. on the Original Commencement Date, BurconCo was fully reimbursed for those expenses incurred in providing the Services (as defined in the Services Agreement) and neither BurconCo nor Burcon (as defined in the Services Agreements) has any further claims for reimbursement relating to the Services under Section 2.2(d) or 6.2 of the Services Agreement;

E. on September 3, 2019, each of [personal information redacted] Party A, [personal information redacted] Party B, and BurconCo made an additional shareholder loan to the Corporation, consisting of, in the case of (i) [personal information redacted] Party A, [commercially sensitive information redacted], (ii) BurconCo, an additional shareholder loan in the amount of $[commercially sensitive information redacted], and (iii) [personal information redacted] Party B, [commercially sensitive information redacted], which contributions represented payment in full of the each such party's September Capital Contribution (as defined in the Original Shareholders Agreement);

F. during the period from November 12, 2019 to December 12, 2019, each of [personal information redacted] Party A, [personal information redacted] Party B, and BurconCo made an additional shareholder loan to the Corporation, consisting of, in the case of (i) [personal information redacted] Party A, [commercially sensitive information redacted], (ii) BurconCo, an additional shareholder loan in the amount of $[commercially sensitive information redacted], and (iii) [personal information redacted] Party B,[commercially sensitive information redacted];

G. on February 3, 2020, each of [personal information redacted] Party A, [personal information redacted] Party B, and BurconCo made an additional shareholder loan to the Corporation, consisting of, in the case of (i) [personal information redacted] Party A, [commercially sensitive information redacted], (ii) BurconCo, an additional shareholder loan in the amount of $[commercially sensitive information redacted], and (iii) [personal information redacted] Party B, [commercially sensitive information redacted];

H. immediately prior to the execution of this Agreement, the Corporation filed articles of amendment to create the Class B Common Shares and Class C Common Shares (each as defined herein);

I. concurrent with the execution of this Agreement, the Corporation and certain of the Shareholders completed an investment transaction with Bunge under the Purchase Agreement, pursuant to which Bunge [commercially sensitive information redacted];

J. as of the date hereof, the authorized capital of the Corporation consists of an unlimited number of Class A Common Shares, an unlimited number of Class B Common Shares (non-voting) and an unlimited number of Class C Common Shares;

K. the undersigned Shareholders are the registered and beneficial owners of those Shares set out opposite their respective names in Schedule A attached to this Agreement, which Shares are all of the issued and outstanding share capital of the Corporation;

L. the undersigned Shareholders have made those Shareholder Loans set out opposite their respective names in Schedule B hereto, which loans are all of the loans and other Debt owed by the Corporation to the Shareholders; and

M. the Shareholders and the Corporation wish to amend and restate the Original Shareholders Agreement and to enter into this Agreement to establish (or re-establish as the case may be) their respective rights and obligations in respect of the Corporation, the Shares owned by the Shareholders, the management and conduct of the business of the Corporation and various matters hereinafter set forth.

In consideration of the above recitals and the mutual agreements contained in this Agreement (the receipt and adequacy of which are acknowledged), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms.

As used in this Agreement, the following terms have the following meanings:

"Act" means the Canada Business Corporations Act.

"Affiliate" means, with respect to any Person (i) any other Person of which the securities or other ownership interests representing 50% or more of the equity or 50% or more of the ordinary voting power or 50% or more of the general partnership interests are, at the time such determination is being made, owned, Controlled or held, directly or indirectly, by such Person, or (ii) any other Person which, at the time such determination is being made, is Controlling, Controlled by or under common Control with, such Person.

"Agreement" means this amended and restated unanimous shareholders agreement and all schedules attached to it as it may be amended, modified, restated, replaced or supplemented from time to time in accordance with this Agreement.

"Annual Budget" means the operating and capital expenditure budget prepared by senior management and presented to the Board for approval pursuant to Section 4.4.

"Arm's Length" has the meaning given to it in the Income Tax Act (Canada) and the jurisprudence issued in respect thereof.

"Articles" means the articles of the Corporation (as "articles" are defined by the Act).

"ASPE" has the meaning specified in Section 1.6.

"Associate" has the meaning given to it in the Act.

"Authorization" means, with respect to a Person, any order, permit, approval, consent, waiver, licence or similar authorization of any governmental or other regulatory entity having jurisdiction over the Person.

"Board" means the board of Directors of the Corporation appointed or elected pursuant to this Agreement.

"Board Committee" has the meaning specified in Section 3.7.

"Bunge Offer Period" has the meaning specified in Section 5.2(2).

"Bunge Offering Notice" has the meaning specified in Section 5.2(1).

"Bunge Subscription Notice" has the meaning specified in Section 5.2(2).

"Burcon Restricted Party" has the meaning specified in Section 13.2.

"Business" has the meaning specified in Section 4.1.

"Business Day" means any day of the year, other than a Saturday, Sunday or day on which Canadian chartered banks are closed for business in Vancouver, British Columbia or Winnipeg, Manitoba.

"By-laws" means the by-laws of the Corporation (as "by-laws" are defined by the Act).

"Call Granting Shareholders" has the meaning specified in Section 10.1.

"Call Option" has the meaning specified in Section 10.1.

"Call Option Exercise Notice" has the meaning specified in Section 10.5.

"Call Option Expiry Time" has the meaning specified in Section 10.4.

"Call Option Phase 2 Trigger" has the meaning specified in Section 10.3.

"Call Option Piggy-Back Notice" has the meaning specified in Section 10.6.

"Call Option Premium" means[commercially sensitive information redacted].

"Call Option Price" has the meaning specified in Section 10.2.

"Call Option Securities" has the meaning specified in Section 10.1.

"Call Option Vesting Date" has the meaning specified in Section 10.3.

"Cash Based Merit Model" means that financial model attached hereto as Schedule C.

"Claim" has the meaning specified in Section 11.2.

"Class A Common Shares" means the class A common shares in the capital of the Corporation.

"Class B Common Shares" means the class B common shares (non-voting) in the capital of the Corporation.

"Class C Common Shares" means the class C common shares in the capital of the Corporation.

"Closing Date" with respect to a Sale Transaction has the meaning specified in Section 7.1(5), or Section 8.4, as the case may be.

"Commencement Date" means the first date on which this Agreement has been executed and delivered by each of the Corporation, [personal information redacted] Party A, [personal information redacted] Party B, BurconCo and Bunge, being the date first referenced as the date of this Agreement.

"Commercial Operation Date" means the date on which the Project Technical Consultant certifies that the Corporation has achieved steady plant operation over 15 days for pea and canola feedstock (it being understood that each day involves a 20 hour continuous run followed by 4 hours clean and maintenance) as follows: [commercially sensitive information redacted].

"Contract" means any agreement, contract, licence, undertaking, engagement or commitment of any nature, written or oral.

"Control" means (a) when applied to the relationship between a Person and a corporation, the beneficial ownership by that Person and/or by Persons not dealing at Arm's Length with such Person at the relevant time of shares of that corporation carrying the greater of (i) a majority of the voting rights ordinarily exercisable at meetings of shareholders of that corporation and (ii) the percentage of voting rights ordinarily exercisable at meetings of shareholders of that corporation that are sufficient to elect a majority of the directors, and (iii) in the case of either of [personal information redacted] Party A or [personal information redacted] Party B, the percentage of participating equity of the holders of such equity being not less than 51% of the aggregate participating equity of [personal information redacted] Party A or [personal information redacted] Party B, respectively, and (b) when applied to the relationship between a Person and a partnership or joint venture, means either the beneficial ownership by that Person and/or by Persons not dealing at Arm's Length with such Person at the relevant time of more than 50% of the ownership interests of the partnership or joint venture in circumstances where it can reasonably be expected that that Person and/or by Persons not dealing at Arm's Length with such Person directs the affairs of the partnership or joint venture, or that such Person and/or by Persons not dealing at Arm's Length with such Person otherwise directs the affairs of the partnership or joint venture as a result of being the general partner or managing partner of the partnership, or the manager of the joint venture; and the words "Controlled", "Controlling" and similar words have corresponding meanings.

"Corporation" means Merit Functional Foods Corporation, a federal corporation having its head office in Winnipeg, Manitoba, and any successor corporation resulting from any amalgamation, merger, arrangement or other corporate reorganization.

"Current Assets" means the sum of all cash, accounts receivable, investment tax credits receivable, sales tax receivable, inventory, prepaid expenses and deposits, and other assets that are classified as "Current Assets" of the Corporation on the relevant date, determined without reference to that cash or cash equivalents of the Corporation otherwise captured by the variable "E" of Section 10.2 on the applicable date.

"Current Liabilities" means the sum of all accounts payable and accrued liabilities that are classified as "Current Liabilities" of the of the Corporation on the relevant date, determined without reference to that Debt of the Corporation otherwise captured by the variable "C" of Section 10.2 on the applicable date.

"Debt" means in respect of a Person, (i) all indebtedness of the Person for borrowed money, (ii) all indebtedness of the Person for the deferred purchase price of property or services represented by a note, bond, debenture or other evidence of debt, (iii) all indebtedness created or arising under any hire purchase agreement, conditional sale agreement or other title retention agreement or arrangement with respect to property acquired by the Person, (iv) all current liabilities of the Person represented by a note, bond, debenture or other evidence of debt, (v) all obligations under leases which have been or should be, in accordance with ASPE, recorded as capital leases in respect of which the Person is liable as lessee, (vi) all obligations of a Person upon which interest charges are customarily paid, and (vii) any indebtedness, liabilities or obligations of the Corporation under foreign currency or commodity hedging contracts and/or interest rate swap agreements together with all accrued interest, prepayment penalties, make-whole payment, breakage fees, or similar amounts payable upon the repayment of any of the foregoing.

"Directors" means the Persons who are elected or appointed as directors of the Corporation in accordance with this Agreement.

"Dispute" has the meaning specified in Section 15.1.

"Distribution Policy" means the policy of the Corporation attached hereto as Schedule E and effective the date hereof, and which shall govern the making of any distributions to the Shareholders made by the Corporation.

"Employee Incentive Plan" means that employee incentive stock option plan, made effective as of October 1, 2019, providing for the issuance of Class B Common Shares constituting up to 10% of the total Shares (calculated on a fully diluted basis) to key employees, directors and management of the Corporation or any Subsidiaries.

"Governmental Entity" means any domestic or foreign government, whether federal, provincial, state, territorial, local, regional, municipal or other political jurisdiction, and any agency or authority instrumentality, court, tribunal, board, commission, bureau, arbitrator, arbitration tribunal or other tribunal, or any quasi-governmental or other entity, insofar as it exercises a legislative, judicial, regulatory, administrative, expropriation or taxing power or function of or pertaining to government.

"Guaranteed Obligations" has the meaning specified in Section 14.1.

"Income Tax Act" means the "Income Tax Act" (Canada) as may be amended or replaced by similar legislation from time to time.

"Indemnified Party" has the meaning specified in Section 11.2(1).

"Indemnifying Party" has the meaning specified in Section 11.2(1).

"Laws" means applicable (i) laws, constitutions, treaties, statutes, codes, ordinances, principles of common and civil law and equity, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, (ii) judicial, arbitral, administrative, ministerial, departmental and regulatory judgments, orders, writs, injunctions, decisions, rulings, decrees and awards of any Governmental Entity, and (iii) policies, practices and guidelines of, or Contracts with, any Governmental Entity, which, although not actually having the force of law, are considered by such Governmental Entity as requiring compliance as if having the force of law, in each case binding on or affecting the Person, or the assets of the Person, referred to in the context in which such word is used.

"License Agreement" means the amended and restated license agreement between Burcon NutraScience Corporation, Burcon NutraScience (MB) Corp. and the Corporation dated the date hereof, as the same may be amended or amended and restated from time to time.

"Limitation Period" has the meaning specified in Section 13.1.

"Normalized and Annualized EBITDA" means the net income of the Corporation from Phase 1 for the immediately preceding four (4) month period, before taking account of payments of interest, taxes and without deduction for depreciation or amortization, all determined in accordance with ASPE applied on a consistent basis, annualized and normalized to remove the effects of items of a non-recurring or extraordinary nature and the effects of seasonality and to account for the expected net earnings from any new, recurring booked sales commitments for high margin protein products while assuming all other low margin co-products are sold at then current market rates, in respect of which the Corporation has entered into a binding supply contract (the "New Commitments"), the satisfaction of which requires the use of any Phase 1 capacity that was unused or unallocated on the date that the Call Option is exercised, less allowances for bad accounts and appropriate discounts for uncertainty of the future commitments, and provided that: (i) additions to the net income of the Corporation in respect of New Commitments shall be made only in respect of that portion of such New Commitments which require the use of any Phase 1 capacity that was unused or unallocated on the date that the Call Option is exercised; and (ii) the aggregate of the used and or allocated Phase 1 capacity on the date that the Call Option is exercised together with the additional capacity that is deemed to be used in order to fulfill the New Commitments, shall in no instance exceed the full Phase 1 production capacity for high purity protein ingredients and blends based on the then known actual production capacity, in all cases, without double counting.

"Normalized EBITDA" means the Normalized and Annualized EBITDA determined with reference to the net income of the Corporation for the immediately preceding month and without being annualized.

"Notice" has the meaning specified in Section 16.1.

"Notice of Claim" has the meaning specified in Section 11.2(2).

"Offer" has the meaning specified in Section 7.1(1).

"Offer Acceptance Notice" has the meaning specified in Section 7.1(3).

"Offer Period" has the meaning specified in Section 5.3(3) for the purposes of Article 5 and Section 7.1(2) for the purposes of Article 7.

"Offered Securities" has the meaning specified in Section 5.3(2).

"Offering Notice" has the meaning specified in Section 5.3(2).

"Option Notice" has the meaning specified in Section 8.2(3).

"Option Period" has the meaning specified in Section 8.2(3).

"Ordinary Resolution" means a resolution of the Voting Shareholders (i) passed at a duly-called meeting of the Voting Shareholders by an affirmative vote of the Voting Shareholders holding more than 50% of the voting rights attached to all of the issued and outstanding Voting Shares (voting together as a single class), or (ii) signed by all of the Voting Shareholders.

"Parties" means the Corporation and the Shareholders.

"Permitted Transferee" has the meaning specified in Section 6.2(1).

"Person" means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture, governmental, regulatory or other entity, and pronouns have a similarly extended meaning.

"Phase 1" means the initial two spray dryer lines and related production processes for the initial production line at the Plant.

"Phase 2" means the third and fourth spray dryer lines and related production processes to be installed at the Plant.

"Piggy-Back Notice" has the meaning specified in Section 7.3(1).

"Plant" means the approximately [commercially sensitive information redacted] pea, pulse and canola protein extraction facility having a civic address of 400 Goldenrod Drive, Winnipeg, Manitoba.

"Pre-Vesting Call Option" has the meaning specified in Section 10.6.

"Pre-Vesting Call Option Price" has the meaning specified in Section 10.6.

"Products" has the meaning specified in Section 11.4.

"Project Technical Consultant" means[commercially sensitive information redacted] or such other firm having the requisite skill and expertise to determine the Plant's Commercial Operation Date, in each case as determined by Bunge in consultation with the Corporation.

"Proportionate Interest" means at any time with respect to a Shareholder, the Shareholders' rateable ownership of Shares expressed as a percentage, which percentage is determined by dividing the number of Shares owned by the Shareholder by the total number of Shares owned all Shareholders, except with respect to (i) Article 7, in which case the denominator shall be the total number of Shares owned by the non-Selling Shareholders, and (ii) the variable "G" in Section 10.2, in which case the denominator shall be the total number of Shares on a fully-diluted basis, assuming the exercise of all of the Shares issuable under the Employee Incentive Plan.

"Proposed Financing" has the meaning specified in Section 5.2(1).

"Purchase Agreement" means the purchase and sale agreement dated the date hereof made among, the Corporation, Bunge,[personal information redacted] Party A,  Party B, Party C, Party D, Party E and Party F.

"Purchased Shares" means the Shares being Transferred pursuant to a Sale Transaction.

"Purchaser" means any Person or Persons purchasing or otherwise acquiring Shares pursuant to a Sale Transaction.

"Related Person" has the meaning specified in Section 4.5.

"Remaining Shareholders" has the meaning specified in Section 8.2(1).

"Restricted Party" has the meaning specified in Section 13.1

"Sale Shares" has the meaning specified in Section 7.1(1).

"Sale Transaction" means any transaction of purchase and sale defined in Section 7.1(5) or Section 8.4, as the case may be.

"Securities" means, other than the Shares or the Shareholder Loans, other shares in the capital of the Corporation and any rights, warrants, options or other instruments entitling the holder, whether or not on a contingency, to acquire from the Corporation, any of the foregoing, and any instruments convertible or exchangeable, whether or not on a contingency, into any of the foregoing, and "Security" shall mean one such security.

"Selling Shareholder" has the meaning specified in Section 7.1(1).

"Services Agreement" means the services agreement between BurconCo, Burcon NutraScience Corporation, Burcon NutraScience (MB) Corp. and the Corporation dated as of May 23, 2019, as the same may be amended or amended and restated form time to time.

"Shareholder Guarantors" means, (i) with respect to [personal information redacted] Party A, each of [personal information redacted] Party C. and [personal information redacted] Party D, (ii) with respect to [personal information redacted] Party B, [personal information redacted] Party E and [personal information redacted] Party F, (iii) with respect to BurconCo, Burcon NutraScience Corporation, and (iv) with respect to Bunge, Tirem Holdings Limited Partnership.

"Shareholder Loan" means those loans made by each of the Shareholders to the Corporation, in such amounts as may be amended from time to time, and which are, as of the Commencement Date, as set out in Schedule B hereto, and which for clarity does not include any debt or similar financing provided to the Corporation by Bunge pursuant to Section 10.8(2).

"Shareholders" means, as of the Commencement Date, [personal information redacted] Party A, [personal information redacted] Party B, BurconCo and Bunge and thereafter, any other Person who acquires Shares in accordance with this Agreement.

"Shares" means collectively the Class A Common Shares, the Class B Common Shares and the Class C Common Shares of the Corporation, and includes (i) any securities into which such shares may be converted, reclassified, re-designated, subdivided, consolidated or otherwise changed, (ii) any securities of the Corporation or of any other Person received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving the Corporation, (iii) any securities of the Corporation which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any shares of the Corporation or any of the other above securities.

"Special Resolution" means a resolution of the Voting Shareholders (i) passed at a duly-called meeting of the Voting Shareholders by an affirmative vote of the Voting Shareholders holding at least 76% of the voting rights attached to all of the issued and outstanding Voting Shares (voting together as a single class) or (ii) signed by all of the Voting Shareholders.

"Spouse" means, in relation to any Person who is an individual, any individual to whom that first mentioned individual is married and for the purposes hereof also includes any individual with whom the first mentioned individual is living in a conjugal relationship outside marriage.

"Subscription Notice" has the meaning specified in Section 5.3(3).

"Subsidiary" means any direct or indirect subsidiary of the Corporation (as "subsidiary" is determined in the Act) and "Subsidiaries" means all such direct or indirect subsidiaries of the Corporation.

"Supply Agreement" means the proposed agreement for the supply of canola between Bunge and the Corporation, pursuant to which Bunge shall be the primary supplier to the Corporation of canola for processing in the Plant.

"Third Party" has the meaning specified in Section 7.3(1).

"Time of Closing" means 1:00 p.m. (Winnipeg time) or such other time on the Closing Date as the parties to the applicable Sale Transaction agree.

"Transfer" includes, in relation to securities (including Securities), any sale, exchange, transfer, assignment, gift, mortgage, pledge, encumbrance, hypothecation, alienation, transmission or a transaction, whether voluntary, involuntary or by operation of law by which the legal or beneficial ownership or a security interest or other interest (including, without limitation, the right to vote) in, the securities passes from one Person to another, or to the same Person in a different capacity, whether or not for value, other than an involuntary transmission of the securities of a deceased or incompetent holder to the legal personal representative of such holder (or from such legal personal representative to the beneficiaries of the estate of the deceased holder) for so long as the securities continue to be held by the legal personal representative of such Shareholder, and "Transferred", "Transferor" and "Transferee" and similar expressions have corresponding meanings.

"Triggered Securities" has the meaning specified in Section 8.2(1).

"Triggered Securities Price" has the meaning specified in Section 8.3.

"Triggered Shareholder" has the meaning specified in Section 8.2(1).

"Triggering Event" has the meaning specified in Section 8.1(1).

"Triggering Option" has the meaning specified in Section 8.2(1).

"Valuator" has the meaning specified in Section 8.3(2).

"Vendor" means any Person or Persons selling or otherwise disposing of Shares pursuant to a Sale Transaction.

"Voting Shareholders" means a Shareholder owning Voting Shares.

"Voting Shares" means the issued and outstanding Shares of the Corporation with voting rights attached thereto in accordance with the rights attributed thereto pursuant to the Articles and shall, as of the date of this Agreement, mean the issued and outstanding Class A Common Shares and Class C Common Shares.

"Working Capital" means Current Assets less Current Liabilities.

"Working Capital Modifier" means the difference when Working Capital Target is subtracted from the Working Capital.

"Working Capital Target" means the normalised and adjusted simple average of the Working Capital on the 10th, 20th and last Business Day in each of the months to which reference is had in determining the Normalized and Annualized EBITDA when calculating the Call Option Price.

1.2 Gender and Number.

Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.3 Headings, etc.

The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect its interpretation.

1.4 Currency.

All references in this Agreement to dollars or to "$" are expressed in Canadian currency unless otherwise specifically indicated.

1.5 Certain Phrases, etc.

In this Agreement, (i) the words "including", "includes" and "include" mean "including (or includes or include) without limitation", and (ii) the words "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of". Unless otherwise specified, the expressions "Article", "Section" and other subdivision followed by a number mean and refer to the specified Article, Section or other subdivision of the Agreement.

1.6 Accounting Terms.

All accounting terms not specifically defined in this Agreement are to be interpreted in accordance with the accounting standards for private enterprises in Canada ("ASPE") from time to time including, for the avoidance of doubt, the standards prescribed in Part II of the CPA Canada Handbook - Accounting, (Accounting Standards for Private Enterprises), using those policies that most closing approximate IFRS standards, as any such standards may be amended, restated or replaced from time to time.

1.7 Statutory References.

Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it as they may have been or may from time to time be amended, re-enacted or replaced.

1.8 References to this Agreement.

Whereas each of the License Agreement and the Service Agreement refer to certain provisions of the Original Shareholders Agreement, the Parties agree and acknowledge that, except to the extent that such references by their nature relate to obligations to be satisfied prior to the Commencement Date, such references shall be read as references to this Agreement and shall be interpreted hereunder and thereunder mutatis mutandi as though that was the case.

1.9 Schedules.

The schedules attached to this Agreement form an integral part of it for all purposes of it.

1.10 Waiver of Rights under the Original Shareholders Agreement.

By executing and delivering this Agreements, each of [personal information redacted] Party A, [personal information redacted] Party B and BurconCo acknowledge and agree that they have consented to the Transfer to and subscription for Shares by Bunge and the associated transactions relating to the Shareholder Loans and further confirm that they have waived any rights (whether pre-emptive, piggy-back, drag-along or otherwise) that they may have had under the terms of the Original Shareholders Agreement with respect to such Transfers and related transactions.

ARTICLE 2
IMPLEMENTATION OF AGREEMENT AND TERM

2.1 Actions in Accordance with Agreement.

This Agreement will come into effect on the Commencement Date. Upon and from the Commencement Date, each Shareholder will vote its Shares to give effect to this Agreement whether at a meeting of the Shareholders or by written resolution of the Shareholders.

2.2 Conflicts.

In the event of any conflict between the provisions of this Agreement and the provisions of the Articles or By-laws, the provisions of this Agreement prevail to the extent permitted by law. Each of the Shareholders will take such steps and proceedings as may be required to amend the Articles and By-laws to resolve any conflicts in favour of this Agreement.

2.3 Corporation Consent.

The Corporation consents to this Agreement and agrees to be governed by and act in accordance with its terms.

2.4 Share Certificates.

In addition to any legends required by applicable securities laws, all certificates representing Shares must bear the following legend:

"The shares represented by this certificate are subject to a unanimous shareholders agreement dated as of August ___, 2020 between the Corporation and its shareholders, as may be amended from time to time, and such shares may not be pledged, sold or otherwise transferred except in accordance with the terms of that agreement. Any transfer made in contravention of such restrictions is null and void. A copy of the agreement is on file at the registered office of the Corporation and available for inspection on request and without charge."

2.5 Term of Agreement.

(1) Subject to Section 2.5(2), this Agreement terminates on the earlier of:

(a) the date on which one Person (which for this purpose includes a Person and that Person's Affiliate) acquires all of the issued and outstanding Shares in compliance with this Agreement; and

(b) the date on which this Agreement is terminated by written agreement of the Voting Shareholders.

(2) The obligations and rights of the Parties in Article 12 and Article 13 continue in full force and effect after termination of this Agreement. Even if this Agreement is terminated, each Party is responsible for paying all amounts owing by it under this Agreement prior to the date of termination, including any amounts owing for Shares purchased under this Agreement and, except in the case of the License Agreement which shall continue in full force and effect in accordance with its terms after termination of this Agreement, the Parties shall cooperate in good faith to effect an orderly wind-down and termination of their or their respective Affiliates' relationship among one and other, including those contemplated in the Services Agreement and the Supply Agreement.

2.6 Agreement to be Bound.

Each Person who becomes a Shareholder must concurrently with becoming a Shareholder execute and deliver to the Corporation a counterpart copy of this Agreement or a written attornment agreement in form and substance satisfactory to the Corporation, agreeing to be bound by this Agreement.

2.7 Deemed Consent under Articles.

Each of the Parties (i) consents to a Transfer of Shares made in accordance with this Agreement, and (ii) agrees that this consent satisfies any restriction on the transfer of the Shares contained in the Articles or By-laws and that no further consent is required for any such Transfer other than as expressly set out herein.

ARTICLE 3
DIRECTORS AND SHAREHOLDERS

3.1 Directors of the Corporation.

(1) Notwithstanding anything contained in the Articles or By-laws, the Board will be comprised of, and the Voting Shareholders shall exercise their rights as Voting Shareholders to elect, and shall cause the Board to be comprised of a minimum of three (3) Directors and maximum of eight (8) Directors, all of whom shall be individuals who are not disqualified under the Act to act as Directors. The Board shall initially be comprised of seven (7) Directors but may be increased to the extent required to permit the election of such nominees as are prescribed under Section 3.1(2).

(2) Each Voting Shareholder is entitled to nominate and have elected one Director for each complete 12.5% of the total number of issued and outstanding Voting Shares held by such Shareholder, provided that in all instances Bunge shall be entitled to nominate not less than one Director which Director shall in no circumstances be required to be a Canadian resident.

(3) The [personal information redacted] Party A nominees shall initially be [personal information redacted]and [personal information redacted], BurconCo's nominees shall initially be [personal information redacted]and [personal information redacted], Bunge's nominees shall initially be [personal information redacted] and [personal information redacted] and [personal information redacted] Party B's nominee shall initially be [personal information redacted].

(4) If a nominee Director of any Shareholder resigns or is removed, for any reason, the vacancy will be filled by the election or appointment of a Director nominated by the Voting Shareholder, provided the Voting Shareholder is still entitled to do so. If a replacement Director is not elected or appointed within 10 days because the Shareholder has failed to nominate a replacement, the Directors then in office are entitled to transact business and exercise all of the powers and functions of the Directors.

(5) If a Voting Shareholder disposes of all of its Voting Shares under this Agreement (except to a Permitted Transferee pursuant to Section 6.2), the Voting Shareholder's nominee Directors must resign or be removed. The new holder of the applicable Voting Shares will be entitled to the right to nominate Directors as set out in Section 3.1(2).

(6) No amount is payable by the Corporation, by way of salary, bonus or otherwise to any Director for acting as a Director. Each Director is entitled to be reimbursed for reasonable out-of-pocket expenses incurred in attending Directors' meetings, committee meetings, and shareholders' meetings and in performing other duties of the Directors.

3.2 Directors' Meetings/Decisions of Directors.

(1) Directors' meetings will be held at least once a calendar quarter unless all Directors agree otherwise.

(2) At least 48 hours' prior written notice of any Directors' meeting must be given unless all of the Directors are present or those who are absent waive notice. Directors shall be considered present at a meeting in person if they participate by way of telephone, video conference or similar equipment that allows them to hear and be heard by all of the other Directors present at the meeting. A Director is not considered present at a meeting where that Director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

(3) The quorum for a meeting of the Directors is three, of which one must be a nominee of Bunge and one must be a nominee of BurconCo. Despite the prior sentence, if proper notice of a Directors' meeting is given, specifying the purpose of, or the business to be transacted at, the meeting, and a quorum of Directors is not present, a second Directors' meeting may be held on 48 hours written notice to transact the business specified in the original notice. Subject to the Act, any Directors present at the second meeting constitute a quorum and the business specified in the original notice may be transacted by a majority vote of those Directors in attendance at the second meeting.

(4) In order to be effective, a decision of the Board must be approved either by a resolution passed by:

(a) the affirmative vote of not less than a majority of the Directors present at a meeting of the Board duly called and constituted and, if applicable, the any chairman of the Board shall not have a casting vote; or

(b) an instrument signed by all of the Directors.

3.3 Exercise of Authority.

Unless otherwise expressly required in this Agreement, all decisions, approvals, determinations and consents of the Directors or the Shareholders required by this Agreement may be decided, approved, determined or consented to by a majority of the votes cast at a Directors' meeting or Shareholders' meeting or by written resolution signed by all of the Directors or Shareholders, as the case may be.

3.4 Indemnity for Directors.

In addition to any existing provisions which may be contained in the Articles, the Corporation shall, to the fullest extent possible, indemnify any Director or officer of the Corporation and any former Director (whether appointed pursuant to this Agreement or pursuant to the Original Shareholders Agreement)  or officer of the Corporation that acted in such capacity at any time following the date of this Agreement, or any Person who acts or has acted at the Corporation's request as a director or officer of any Subsidiary at any time following the date of this Agreement, and his or her heirs and other personal representatives in accordance with the provisions of the Act. Nothing in this Section 3.4 shall limit the right of any Person entitled to claim any indemnity apart from the provisions of this Section 3.4. The Corporation will indemnify any Director to the fullest extent permitted by the Act. Nothing in this Agreement limits the right of any Director to claim indemnity apart from the provisions of this Agreement, if the Director is entitled to such indemnity.

3.5 Insurance.

The Corporation will use reasonable commercial efforts to purchase and maintain insurance for the benefit of the Directors and officers of the Corporation against such liabilities, in such amounts and on such terms as the Directors determine and as are permitted by law.

3.6 Remuneration of Directors

All Directors shall be reimbursed for reasonable out-of-pocket third party expenses incurred with respect to acting as a Director, including out-of-pocket expenses incurred in attending Directors' meetings.

3.7 Board Committees

In the event that any committee of the Board is formed (each, a "Board Committee"), each such Board Committee shall be comprised of no more than four (4) Directors with each Shareholder being entitled to appoint one individual as a member of such Board Committee; provided however, that no Shareholder may appoint as a member of the Audit Committee of the Board any individual who is an employee or officer of the Corporation or any Subsidiary.

3.8 Shareholder Meetings.

Meetings of Shareholders may be called by the Board or a Voting Shareholder holding at least 5% of the issued Voting Shares upon not less than 5 Business Days' written notice to the other Voting Shareholder(s) and the Corporation. Voting Shareholders or their representatives shall be considered present at a meeting in person if they participate by way of telephone, video conference or similar equipment that allows them to hear and be heard by all of the other Voting Shareholders present at the meeting. The quorum for a Shareholders' meeting is two Voting Shareholders of which one must be Bunge and one of which must be BurconCo, present in person or represented by proxy and holding at least 51% of the Voting Shares entitled to vote at the meeting. Despite the previous sentence, if proper notice of a Shareholders' meeting is given, and a quorum of Voting Shareholders is not present, a second Shareholders' meeting may be held on 48 hours written notice to transact the business specified in the original notice. Subject to the Act, any Voting Shareholders present at the second meeting constitute a quorum and the business specified in the original notice may be transacted by a majority vote of Voting Shares represented at the second meeting.

3.9 Subsidiaries.

The board of directors of any Subsidiary shall consist of the same individuals as acting as Directors and the provisions set forth in Section 3.2 through Section 3.6 shall apply to such Subsidiaries, mutatis mutandis, and the boards of the directors thereof and, so far as the laws of the jurisdiction of incorporation of such Subsidiaries allow, such provisions shall constitute a unanimous shareholder agreement in respect of such Subsidiary.

ARTICLE 4
BUSINESS AND MANAGEMENT OF THE CORPORATION

4.1 Business of the Corporation.

(1) The business of the Corporation is the commercial production, sales, marketing and distribution worldwide of pea protein, pulse protein and canola protein, by-products from the processing of such products and such other products from time to time as the Board may agree by resolution to produce, and includes without limitation, the construction of the Plant (the "Business").

4.2 Management of the Corporation.

(1) Subject to Section 4.3, the Directors will manage, or supervise the management of, the business and affairs of the Corporation in accordance with this Agreement, the Act and the By-laws, including without limitation, by passage of resolutions of the Board in accordance with Section 3.2 and this Section 4.2. Without limiting the generality of the foregoing, the following matters will be determined by the Board (subject to any additional approval requirements provided for under this Agreement):

(a) Declaring or paying any dividend or other distribution on or in respect of any Shares or other securities of the Corporation provided it is consistent with the Annual Budget prepared in accordance with Section 4.4 and the Distribution Policy.

(b) Paying or distributing amounts out of any stated capital account, reducing any stated capital account, distributing any surplus or earnings, or returning any capital provided it is consistent with the Annual Budget prepared in accordance with Section 4.4 and the Distribution Policy.

(c) Creating, assuming or incurring any liability or obligation of any nature which assures or guarantees in any way the payment or performance (or payment of damages in the event of non-performance) of any Debt or other liability or obligation of any Person other than the Corporation itself which is not specifically set out in the then current Annual Budget as approved by the Directors pursuant to Section 4.4.

(d) Making an expenditure which is not consistent with the then current Annual Budget for the subject matter of such expenditure or which had been expressly designated by the Directors or Shareholders as requiring specific Board approval.

(e) Licensing or sublicensing any intellectual property of the Corporation, other than as contemplated by the License Agreement.

(f) Any amendments, modification or material supplements to the License Agreement.

(g) Any amendments, modification or material supplements to the Services Agreement.

(h) Any decision of the Corporation to commence any action, suit or claim against a third party with respect to infringement or potential infringement of any of the intellectual property licensed to the Corporation by Burcon NutraScience (MB) Corp. pursuant to the License Agreement.

(i) Any material branding decisions in connection with the Business.

(j) Approving the annual financial statements.

(k) Changing the financial year end of the Corporation.

(l) (i) Acknowledging the insolvency of the Corporation or the inability of the Corporation to pay its debts as they become due, (ii) making an assignment for the benefit of the creditors of the Corporation, (iii) appointing or allowing the appointment of any receiver, receiver-manager, trustee, liquidator or other Person acting in a similar capacity, (iv) instituting any proceeding seeking to have the Corporation adjudicated a bankrupt or insolvent, or (v) taking any action or instituting any proceeding for the purpose of, or leading to, the liquidation, dissolution, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of the Corporation or its debts under any Law relating to bankruptcy, insolvency, reorganization or relief of debtors.

(m) (i) Commencing any action, suit or proceeding, (ii) compromising or settling any action, suit, proceeding, (iii) compromising or settling any material administrative proceeding or investigation, or (iv) submitting to binding arbitration, except pursuant to Article 15.

(n) Entering into any transaction with a Person related to a Shareholder (as determined under the Income Tax Act) or an Affiliate of the Corporation.

(o) Making or entering into any Contract or amending, modifying, restoring, replacing or supplementing any Contract which the Corporation is a party to, where such Contract or amendment or modification thereto is not within the expenditure level as set out in the Annual Budget for the subject matter of the Contract.

(p) The hiring or termination of either a Chief Executive Officer or Chief Financial Officer of the Corporation, or any other Person in a "C-suite" senior management position with the Corporation, and the terms of compensation and benefits for each.

(q) The hiring or engagement of any employee or independent contractor, respectively, where the annual compensation paid to such employee or independent contractor is $125,000 or more.

(r) The entry into or termination of any lease for premises of the Corporation including any lease for premises used for full production, semi-works or additional plants.

(s) Making any loan or advance to any Person unless such loan or advance has been set out in the then current Annual Budget as approved pursuant the terms of this Agreement.

(t) Changing materially the Business or taking any action which may lead to or result in such change, including expansion of any product line other than pea protein or canola protein, or entering into any transaction out of the ordinary course of that Business.

(u) Purchasing, selling, leasing, licensing or otherwise acquiring or disposing of any property or assets out of the ordinary course of business, or making any commitment to do so.

(2) Any nominee Directors may at any time request information regarding operational strategies, as well as in respect of functional areas of operation by contacting either the Corporation's Chief Financial Officer or either Chief Executive Officer. The Parties agree that those matters identified by any nominee Director as required discussion at the Board level will be added to the agenda for the next ensuing Board meeting for discussion by all of the Directors.

4.3 Shareholder Approvals.

(1) In addition to any other approval required by Law, the Corporation may not make a decision about, take action on or implement any of the following without a resolution of the Directors at a duly constituted meeting in accordance with Section 3.2 and the approval of Voting Shareholders by Ordinary Resolution:

(a) Repaying any Debt owing by the Corporation to any Shareholder, or any Associate or Affiliate of a Shareholder or making any loan to a Shareholder or any Associate or Affiliate of a Shareholder other than as specifically contemplated in the then current Annual Budget.

(b) Granting or permitting to exist any liens or other encumbrances on the assets of the Corporation other than (i) liens for taxes, assessments or governmental charges or levies on property not yet due and delinquent, (ii) easements, encroachments and other minor imperfections of title which do not, individually or in the aggregate, materially detract from the value of or impair the use or marketability of any real property, and (iii) liens charging property of the Corporation (other than accounts receivable or inventory), which are granted by the Corporation or which arise by operation of Law concurrently with and for the purpose of the acquisition of such property where the lien extends only to the property acquired and its proceeds.

(c) Making or filing any material tax election.

(2) Unless and until such time as the Call Option has been exercised by Bunge, in addition to any other approval required by Law, the Corporation may not make a decision about, take action on or implement any of the following without a resolution of the Directors at a duly constituted meeting in accordance with Section 3.2 and the approval of Voting Shareholders by Special Resolution:

(a) Approving any Transfer of Shares by any Shareholder, except in accordance with this Agreement.

(b) Changing the authorized capital of the Corporation, changing the number of issued and outstanding securities (for greater clarity, except as contemplated by Section 5.2) or increasing or reducing the capitalization of the Corporation, by way of split, conversion, exchange of securities or otherwise.

(c) Amending, replacing, superseding the Articles or amending, revoking or enacting By-laws, except to resolve any conflict in favour of this Agreement.

(d) Allotting, reserving, setting aside or issuing any Shares or other securities of the Corporation or issuing or granting any rights, warrants or options to purchase, acquire or otherwise obtain any unissued Shares or other securities of the Corporation other than in accordance with Section 5.2, Section 5.3 or on the exercise of the options existing on the date hereof that have been issued pursuant to the Employee Incentive Plan.

(e) Purchasing, redeeming or acquiring any Shares or other securities of the Corporation, except as expressly permitted by this Agreement and the Articles.

(f) The distribution of profits, assets or reserves by the Corporation (including the repayment or redemption of any Shareholders Loans or any amendment to the terms thereof, including the institution of the accrual of interest), except if such distribution is made: (i) to the Shareholders in proportion to their respective Proportionate Interest; (ii) pursuant to Section 4.3(3)(k); or (iii) in accordance with  the Distribution Policy.

(g) The decision to increase the number of Directors in accordance with the terms of this Agreement, except to the extent required to permit the election of such nominees as are prescribed under Section 3.1(2).

(h) The appointment or removal of any Director or officer of the Corporation, save for an appointment or removal made in accordance with this Agreement.

(i) Delegating any power, right or duty of the Directors other than to a duly appointed Board Committee.

(j) Any material change (including cessation, discontinuance, dissolution, and winding-up of the Corporation, in whole or in part) in the nature of the Business, or in the case of an entity acquired after the date of this Agreement, in the nature of its Business as at the date of such acquisition, including for greater certainty (i) acknowledging the insolvency of the Corporation or the inability of the Corporation to pay its debts as they become due, (ii) making an assignment for the benefit of the creditors of the Corporation, (iii) appointing or allowing the appointment of any receiver, receiver-manager, trustee, liquidator or other Person acting in a similar capacity, (iv) instituting any proceeding seeking to have the Corporation adjudicated a bankrupt or insolvent, or (v) taking any action or instituting any proceeding for the purpose of, or leading to, the liquidation, dissolution, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of the Corporation or its debts under any Law relating to bankruptcy, insolvency, reorganization or relief of debtors;  provided that, in the case where a Shareholder is the creditor in respect of which creditor protections are being sought, such Shareholder's holdings shall not be included in either the numerator or the denominator of the Shares when calculating the percentage of Shares held by the Voting Shareholders considering the resolution.

(k) The entry into, termination or variation of any contract or arrangement between the Corporation and the Directors, officers or Shareholders (or a connected Person of such a Person) or an entity in which such Directors, officers or Shareholders are otherwise interested including the variation of the remuneration or other benefits under such contract or arrangement, the waiver of any breach of such contract or arrangement, the making of any bonus payment or the provision of any benefit by the Corporation to or to the order of a Shareholder, Director or officer of the Corporation or to a connected Person, other than the making of a payment or the provision of a benefit pursuant to and in accordance with: (i) an employment agreement; (ii) the License Agreement; (iii) the Supply Agreement; (iv)  the Services Agreement; or (v) as otherwise contemplated by this Agreement.

(l) Selling, transferring, leasing, licensing, sub-licencing, exchanging or otherwise disposing of all or substantially all of the assets of the Corporation (or any material asset or right), or granting any right, option or privilege to do so.

(m) Amalgamating, merging or entering into an arrangement or other corporate reorganization involving the Corporation or the continuance of the Corporation into any other jurisdiction.

(n) The incorporation of a new subsidiary or undertaking of the Corporation or the acquisition (however effected) by the Corporation of an interest in any shares in the capital of an entity, or in any instrument convertible into the share capital of an entity or the acquisition of any other interest in a company, business, undertaking or concern, including the acquisition of any share or marketable security which is traded on a recognized investment exchange or any other public securities market.

(o) Amending the Employee Incentive Plan or adopting or amending any other similar plan for the benefit of employees, Directors or officers of the Corporation.

(p) Amending, modifying, terminating, revoking, replacing or superseding the Distribution Policy;

(q) The approval of the Annual Budget and any alteration to an Annual Budget for the relevant financial year or the taking of steps which are materially inconsistent with the then current Annual Budget (whether on an aggregate basis or with respect to any individual line item).

(r) Following the Call Option Vesting Date, any capital expenditure of the Corporation which is greater than (i) $1,500,000 (exclusive of tax) in respect of any individual item of capital expenditure, or (ii) $1,500,000 (exclusive of tax) in aggregate in any twelve month period and which is not provided for in the approved Annual Budget for the relevant financial year, treating the entering into by the Corporation of any lease, license or similar obligation as capital expenditure of an amount equal to the rental and other payments payable by the Corporation as a result of that obligation.

(s) The entry into/or termination of or withdrawal from by the Corporation any partnership, consortium or joint venture arrangement with any person.

(t) Creating, assuming or incurring any Debt not approved as part of the then current Annual Budget, except customary trade credit taken in the ordinary and normal course of business.

(u) The lending of money or granting of credit by the Corporation except customary trade credit given in the ordinary and normal course of business.

(v) Any determination of whether the Corporation should expand to Phase 2, full-scale commercial production or otherwise beyond the initial full-scale production facility, including the determination of financing for such expansion.

(w) Appointing, changing or removing the auditors of the Corporation.

(3) In the event that Bunge has exercised the Call Option, Section 4.3(2) shall cease to apply, and thereafter, in addition to any other approval required by Law, the Corporation may not make a decision about, take action on or implement any of the following without a resolution of the Directors at a duly constituted meeting in accordance with Section 3.2 and the approval of Voting Shareholders by Special Resolution:

(a) Approving any Transfer of Shares by any Shareholder, except in accordance with this Agreement.

(b) Changing the authorized capital of the Corporation, changing the number of issued and outstanding securities (for greater clarity, except as contemplated by Section 5.2) or, to the extent that such action shall have an adverse impact on the Shareholders, or any of them, increasing or reducing the capitalization of the Corporation, by way of split, conversion, exchange of securities or otherwise.

(c) Amending, replacing, superseding the Articles or amending, revoking or enacting By-laws, except to resolve any conflict in favour of this Agreement.

(d) Allotting, reserving, setting aside or issuing any Shares or other securities of the Corporation or issuing or granting any rights, warrants or options to purchase, acquire or otherwise obtain any unissued Shares or other securities of the Corporation other than in accordance with Section 5.3 or on the exercise of the options existing on the date hereof that have been issued pursuant to the Employee Incentive Plan.

(e) To the extent that such action shall have an adverse impact on the Shareholders, or any of them, purchasing, redeeming or acquiring any Shares or other securities of the Corporation, except as expressly permitted by this Agreement, the Articles or as permitted in the Distribution Policy.

(f) The distribution of profits, assets or reserves by the Corporation (including the repayment or redemption of any Shareholders Loans or any amendment to the terms thereof, including the institution of the accrual of interest), except if such distribution is made: (i) to the Shareholders in proportion to their respective Proportionate Interest; (ii) pursuant to Section 4.3(3)(k); or (iii) in accordance with  the Distribution Policy.

(g) The decision to increase the number of Directors in accordance with the terms of this Agreement, except to the extent required to permit the election of such nominees as are prescribed under Section 3.1(2).

(h) Delegating any power, right or duty of the Directors other than to a duly appointed Board Committee.

(i) Any material change (including cessation, discontinuance, dissolution, and winding-up of the Corporation, in whole or in part) in the nature of the Business, including for greater certainty (i) acknowledging the insolvency of the Corporation or the inability of the Corporation to pay its debts as they become due, (ii) making an assignment for the benefit of the creditors of the Corporation, (iii) appointing or allowing the appointment of any receiver, receiver-manager, trustee, liquidator or other Person acting in a similar capacity, (iv) instituting any proceeding seeking to have the Corporation adjudicated a bankrupt or insolvent, or (v) taking any action or instituting any proceeding for the purpose of, or leading to, the liquidation, dissolution, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of the Corporation or its debts under any Law relating to bankruptcy, insolvency, reorganization or relief of debtors, provided that, in the case where a Shareholder is the creditor in respect of which creditor protections are being sought, such Shareholder's holdings shall not be included in either the numerator or the denominator of the Shares when calculating the percentage of Shares held by the Voting Shareholders considering the resolution.

(j) Subject to Section 10.8, entering into or allowing the Corporation to enter into, any agreement with, make any financial accommodation for, or otherwise enter into any transaction with, directly or indirectly, a Director, officer or Shareholder (or a connected Person of such a Person), as applicable, having in the aggregate, an annual value of equal to or greater than $1,000,000, and in each case, except:

(i) in the ordinary course of, and pursuant to the reasonable requirements of, business and provided that Bunge and its Affiliates will not allocate corporate overhead costs to the Corporation except in accordance with the services agreement described in Section 4.3(3)(j)(ii):

(A) at prices and on terms not less favourable to the Corporation than could be obtained in a comparable arm's length transaction; or

(B) at prices and on terms that Bunge has obtained (or agreed to) in an arm's length transaction in the ordinary course of business, and that is not at prices or on terms less favourable to Bunge or its Affiliate, as applicable, than could be obtained in a comparable arm's length transaction; or

(ii) services provided by Bunge or any of its Affiliates to the Corporation pursuant to a services agreement that has been approved by the Voting Shareholders by Special Resolution; or

(iii) the entering into of any sublicense of the License Agreement in accordance with the terms thereof.

(k) Selling, transferring, leasing, licensing, sub-licensing, exchanging or otherwise disposing of all or substantially all of the assets of the Corporation or any asset or right of the Corporation in respect of which more than 50% of the Corporation's gross revenue is derived, or granting any right, option or privilege to do so, unless the proceeds of such sale consists solely of:

(i) immediately available cash (subject only to customary hold backs and earn out);

(ii) freely tradable, non-assessable equity stock listed in on major stock exchange in Canada, the United States or the United Kingdom, or

(iii) a combination of (i) and (ii),

and, in each case, all or substantially all of the net proceeds to (and received by) the Corporation are distributed to the Shareholders in proportion to their respective Proportionate Interest.

(l) Amalgamating, merging or entering into an arrangement or other corporate reorganization involving the Corporation or the continuance of the Corporation into any other jurisdiction, to the extent that such action shall have an adverse impact on the Shareholders, or any of them.

(m) Adopting any shareholder incentive plan, or similar plan for the benefit of employees, Directors or officers of the Corporation, the effect of which would include the dilution of any Shareholder's equity interest in the Corporation.

(n) Amending, modifying, terminating, revoking, replacing or superseding the Distribution Policy.

(o) Appointing as auditors of the Corporation any firm other than that firm (or the local affiliate) employed by Bunge Limited as its auditors.

4.4 Annual Business Plan and Financial Statements.

(1) The Directors will cause management to prepare and submit the Annual Budget and an annual business plan to the Board at least 15 days prior to the beginning of each fiscal year, which shall include, among other things, the level of detail and materiality for inclusion as well as material contract planning and strategy implementation, provided that, the parties agree, the Cash Based Merit Model shall act as the Annual Budget for the Corporation's 2020 fiscal year. Senior management will be instructed to prepare each Annual Budget in accordance with such detail, it being intended that such Annual Budget will be a detailed document to instruct senior management on execution for the year to which such Annual Budget applies.

(2) The Directors will cause management of the Corporation to prepare and submit to the Voting Shareholders internally generated quarterly financial statements within 45 days of each fiscal quarter end and audited financial statements within 90 days of each fiscal year end, all prepared in accordance with ASPE.

(3) The Directors will cause management to prepare and submit to the Voting Shareholders monthly management reports that shall include, without limitation, monthly revenue reports, monthly reports on production capacity and throughput, monthly net consolidated profits and losses, cash flow and the net financial debt position of the Corporation and an estimate of the Corporation's Normalized EBITDA for the relevant month (which shall not be determinative for the purpose of calculating Normalized and Annualized EBITDA), which shall include management's analysis of the actual results during the period compared to the Annual Budget and management's expectations for the then current financial year.

(4) Notwithstanding the requirement that financial statements of the Corporation be prepared in accordance with ASPE, where there are options for different policies to apply in accordance with ASPE, the Corporation will endeavour to use that policy that most approximates IFRS standards.

4.5 Compliance with Policies

Each of the Shareholders covenants and agrees, and where applicable will cause its nominees to the Board to: (i) comply with the Distribution Policy; and (ii) promptly following the date hereof, adopt and thereafter comply with, a code of conduct that is materially similar to the Code of Conduct that is in effect for Bunge Limited.

4.6 Shareholder and Director Voting

Subject to Section 4.7 hereunder, in any vote of the Shareholders as provided for in this Agreement and as otherwise contemplated by applicable Law, such Shareholder will vote on its own behalf and will not enter into, whether in writing or otherwise, any form of voting agreement, voting trust or similar undertaking or understanding with respect to any such matter. Each Shareholder shall direct their nominees to the Board to ensure that such nominees will vote in accordance with their fiduciary duties as directors, and shall not enter into, or engage in, any agreement, undertaking or understanding to vote on matters with another nominee in compliance with such agreement, undertaking or understanding.

4.7 Statutory Voting Rights

Whenever Shareholders holding Shares of the Corporation that are not Voting Shares, if any, are entitled to exercise any voting rights, including without restriction any right to vote conferred on the holder of a non-voting share by the provisions of the Act notwithstanding the provisions of the Corporation's Articles and other constating documents, such Shareholders will vote each Share that he or she is entitled to vote in the same manner as the majority of the Voting Shareholders of the Corporation are voted. Each Shareholder holding Shares that are not Voting Shares covenants to do all things necessary to carry out the provisions of this paragraph according to its true intent. Without restricting the generality of the foregoing, each Shareholder holding Shares that are not Voting Shares hereby irrevocably appoints the Secretary of the Corporation for the time being as his or her attorney with full power to do all things necessary to implement the provisions of this paragraph.

ARTICLE 5
CAPITAL OF THE CORPORATION

5.1 Initial Capital

As of the Commencement Date, each Shareholder is the registered and beneficial owner of that number of Shares set out opposite their name in Schedule A and has made available to the Corporation those Shareholder Loans set out opposite their name in Schedule B.

5.2 Bunge Pre-emptive Rights

(1) During the period from the Commencement Date up to the Commercial Operation Date (the "Bunge Pre-emptive Period"), in the event that the Corporation wishes to obtain financing whether through the issuance of Shares or other securities of the Corporation or through the entering into of any loan or financing arrangement in whatever form or manner (each, a "Proposed Financing") the Corporation will give notice to Bunge (a "Bunge Offering Notice") of such Proposed Financing, which Bunge Offering Notice must specify (i) the net proceeds that the Corporation intends to raise as a result of the Proposed Financing, (ii) the proposed terms of the Proposed Financing, and (iii) the contemplated closing date in respect of the Proposed Financing, which may not be earlier than 30 days from the date the Bunge Offering Notice is delivered unless a shorter date is agreed to by Bunge. The pre-emptive rights described in this Section 5.2 shall expire upon the earlier to occur of:  (a) the end of the Bunge Pre-emptive Period and (b) the subscription by Bunge of the maximum number of [commercially sensitive information redacted] Class C Common Shares, as set out in clause (4) below. Notwithstanding the foregoing: (a) in the event that a Proposed Financing consists of government or Crown corporation government funding including programs providing subsidies, incentives, rebates or forgivable or deferred loans, offered at better than market terms or on terms that are not less favourable in any material respect than the then current market terms, and that is provided on terms that would not result in the aspects of the Proposed Financing that are provided on better than market terms or on terms that are not less favourable in any material respect than the then current market terms ceasing to be available on the exercise by Bunge of the Bunge Call Option, the Corporation shall be entitled to proceed with such other Proposed Financing and shall be required to provide to Bunge the Bunge Offering Notice solely for information purposes; and (b) in the event that a Proposed Financing is intended solely for the purpose of a value-added initiative which is not contemplated by or required to complete Phase 1, then the Corporation shall be entitled to proceed with such Proposed Financing and shall be required to provide to Bunge the Bunge Offering Notice solely for information purposes.

(2) During the Bunge Pre-emptive Period, Bunge may, at its sole and absolute discretion, direct that, in lieu of undertaking the Proposed Financing, the Corporation undertake a financing that consists of a treasury issuance of Class C Common Shares to Bunge, by delivering an irrevocable and unconditional subscription notice to the Corporation (the "Bunge Subscription Notice") within 15 days from the date the Bunge Offering Notice is delivered (the "Bunge Offer Period").

(3) Each Bunge Subscription Notice shall set out Bunge's intention to subscribe for that number of Class C Common Shares as is equal to (x) the net proceeds to the Corporation of the applicable Proposed Financing, rounded up to the nearest whole number divisible by [commercially sensitive information redacted] without remainder; divided by, (y) [commercially sensitive information redacted], at a subscription price per share that is equal to $[commercially sensitive information redacted].

(4) The maximum aggregate number of Class C Common Shares that Bunge shall be entitled to subscribe for under this Section 5.2 shall be limited to [commercially sensitive information redacted] Class C Common Shares, representing an aggregate subscription of $[commercially sensitive information redacted].

(5) On delivery of the Bunge Subscription Notice the Corporation will accept the subscription for the applicable number of Class C Common Shares and the Bunge Subscription Notice will constitute a binding agreement by Bunge to subscribe for and purchase and by the Corporation to issue and sell to Bunge, on the terms and conditions contained in the Bunge Offering Notice, the applicable Class C Common Shares.

(6) If Bunge elects not to deliver a Bunge Subscription Notice within the relevant Bunge Offer Period then, subject to any other provisions of this Agreement, including without limitation Section 5.3, the Corporation shall be entitled to proceed with Proposed Financing on the terms set forth in the Bunge Offering Notice.

(7) The obligation of the Corporation to issue any Class C Common Shares to Bunge pursuant to this Section 5.2 is subject to and conditional on the issuance of such securities being exempt from all registration and prospectus requirements under applicable securities laws.

5.3 Pre-emptive Right Regarding Additional Securities.

(1) Except as the Voting Shareholders may otherwise unanimously approve and subject to Bunge's rights set forth in Section 5.2 during the Bunge Pre-emptive Period, any issuance of Shares or other securities of the Corporation, except pursuant to the Employee Incentive Plan, is subject to this Section 5.3.

(2) The Corporation must give notice to the Voting Shareholders (an "Offering Notice") each time an offering of Shares or other Securities of the Corporation is subject to Section 5.3. The Offering Notice must specify the terms and conditions of the offering, which for greater certainty shall be the same for each Voting Shareholder, including (i) the total number of Shares or other securities of the Corporation which are being offered (the "Offered Securities"), (ii) the rights, privileges, restrictions, terms and conditions of the Offered Securities, (iii) the consideration for such Offered Securities, and (iv) the closing date which may not be earlier than 30 days from the date the Offering Notice is delivered.

(3) Each Voting Shareholder may subscribe for its Proportionate Interest of the Offered Securities by delivering an irrevocable and unconditional subscription notice to the Corporation (the "Subscription Notice") within 15 days from the date the Offering Notice is delivered (the "Offer Period"). A subscribing Voting Shareholder may also specify in its Subscription Notice the percentage, if any, of the remaining Offered Securities that the Voting Shareholder is prepared to acquire, which Offered Securities are available because one or more Voting Shareholders did not subscribe for its Proportionate Interest.

(4) If a Voting Shareholder fails to deliver a Subscription Notice within the Offer Period, then any right of the Voting Shareholder to subscribe for any of the Offered Securities is extinguished. Subject to Section 5.3(6), the Offered Securities will be allotted to those Voting Shareholders subscribing for them in accordance with Section 5.3(5).

(5) If the number or amount of Offered Securities that the Voting Shareholders subscribe for and are prepared to acquire is equal to or greater than the total number or amount of Offered Securities:

(a) each Voting Shareholder who has subscribed for Offered Securities will be allotted and will purchase or advance that Voting Shareholder's Proportionate Interest of the Offered Securities; and

(b) if there are any Offered Securities remaining, each Voting Shareholder that wants to acquire any of the remaining Offered Securities will also be allotted and will purchase or advance:

number or amount of Offered Securities that are not already allotted to Voting Shareholders	X	percentage of remaining Offered Securities the Voting Shareholder is prepared to acquire as indicated in its Subscription Notice	X	100%
total percentage of remaining Offered Securities that all Voting Shareholders are prepared to acquire as indicated in their Subscription Notices where the calculations above result in a fraction of an Offered Security being allotted to a Voting Shareholder, the number or amount of Offered Securities allotted to that Voting Shareholder will be increased or decreased, with 0.5 of an Offered Security being increased, to the nearest whole number of Offered Securities

(6) If the number or amount of Offered Securities that the Voting Shareholders subscribe for and are prepared to acquire is less than the total number of Offered Securities, those Offered Securities not subscribed for may then be offered and upon subscription allotted to any other Persons during the 90 day period following the expiry of the Offer Period. Any such allotment and issuance must be at the same or higher price and otherwise on the same terms and conditions as contained in the Offering Notice. If any of the Offered Securities are not issued within the 90 day period, the Corporation must, before allotting and issuing them to any Person, again comply with Article 4 and this Section 5.3.

(7) If the Offered Securities are allotted to Voting Shareholders under Section 5.3(5) the Corporation will accept the subscriptions for their allotted number or amount of Offered Securities by notifying each Voting Shareholder who subscribed for Offered Securities of the number or amount of Offered Securities allotted to that Voting Shareholder. Subject to Section 5.3(8), once accepted, each Subscription Notice constitutes a binding agreement by the Voting Shareholder to subscribe for and purchase or advance, and by the Corporation to issue and sell to that Voting Shareholder, on the terms and conditions contained in the Offering Notice, the number or amount of Offered Securities allotted to the Voting Shareholder.

(8) The obligation of the Corporation to issue any Offered Securities to a Voting Shareholder is subject to and conditional on the issuance of such securities being exempt from all registration and prospectus requirements under applicable securities laws.

ARTICLE 6
RESTRICTIONS ON TRANSFER

6.1 Restrictions on Transfer by Shareholders.

(1) No Shareholder may Transfer any Shares or Shareholder Loans except as expressly permitted by this Agreement or as otherwise consented to by the Parties hereto, and for greater clarity, no Class B Common Shares may be Transferred except as expressly permitted by the Articles and By-laws and with the unanimous consent of holders of the Class A Common Shares and the Class C Common Shares.

(2) Any purported Transfer of Shares in violation of this Agreement is void to the maximum extent permitted by Law. To the maximum extent permitted by Law, the Corporation will not permit such a purported Transfer to be recorded on the share register of the Corporation maintained for the Shares.

(3) Any Transfer of securities of a Shareholder (the "Shareholder Securities") other than to an Affiliate of such holder of Shareholder Securities which results in a change of Control of such Shareholder shall be deemed to be a Transfer hereunder and any such purported Transfer of Shareholder Securities in violation of this Section 6.1(3) shall be void; provided however, that such a Transfer shall not be deemed to be a change of Control if (i) in the case of [personal information redacted] Party A, [commercially sensitive information redacted], (ii) in the case of Bunge, Bunge Limited continues to Control Bunge, and (iii) in the case of BurconCo, Burcon NutraScience Corporation continues to Control BurconCo.

(4) To the maximum extent permitted by applicable law, from the date of any purported Transfer of Shares or Shareholder Securities in violation of this Agreement, all rights attaching to such Shareholder's Shares and all rights attaching to any other Shares of the Shareholders involved with the purported Transfer are suspended and are inoperative and the provisions of Section 8.6 will be in effect until the purported Transfer is rescinded. Without limiting the generality of the foregoing, during time such Shareholder's Shares may not be voted and no dividends or other distributions may be paid or made on such Shares. These rights are in addition to and not in lieu of any other remedies.

6.2 Permitted Transfers by Shareholders.

(1) Subject to this Section 6.2 each Shareholder is entitled to Transfer all but not less than all of its Shares (together with any and all Shareholder Loans owned by it) to an Affiliate (in each case, a "Permitted Transferee"). A Shareholder must give prior written notice to the Corporation and the other Shareholders of any such Transfer.

(2) No proposed Transfer to a Permitted Transferee is effective until the Permitted Transferee complies with Section 2.6. No Transfer to an Affiliate will relieve a transferring Shareholder from its obligations and liability under this Agreement, and the transferring Shareholder will be liable for the performance of the Permitted Transferees obligations under this Agreement and will cause the Permitted Transferee to remain a Permitted Transferee for as long as it has any registered or beneficial interest in the Shares.

(3) If a transferee Affiliate under this Section 6.2 ceases to be a Permitted Transferee of the transferring Shareholder, then such cessation, in each case, shall be deemed to be a Transfer and, without limiting the generality of the foregoing, shall be deemed to be a Transfer in violation of this Agreement pursuant to Section 6.1 such that all rights attaching to such Shares and all rights attaching to any other Shares of the Shareholders and their Affiliates involved with the purported Transfer are suspended and are inoperative until the purported Transfer is rescinded.

6.3 Encumbering of Shares.

No Shareholder may grant a lien on or otherwise encumber any of its Shares in any way whatsoever without the prior written consent of all of the other Shareholders, which consent may be unreasonably or arbitrarily withheld.

6.4 Concurrent Transfer of Shareholder Loans.

For the abundance of clarity, the Parties agree that no Voting Shareholder may Transfer any of the Voting Shares held by it unless, in connection with such Transfer, the Voting Shareholder concurrently Transfers to the relevant purchaser an equivalent portion of the Shareholders Loans owned by such selling Voting Shareholders.

ARTICLE 7
TRANSFERS TO THIRD PARTIES; RIGHT OF FIRST OFFER

7.1 Right of First Offer.

(1) If, at any time after the Call Option Expiry Time, any one or more Voting Shareholders (the "Selling Shareholder") desires to commence negotiations for the sale and Transfer of its Shares and Shareholder Loans to any Person that is not a Permitted Transferee, the Selling Shareholder must first offer its Shares and Shareholders' Loans to the other Voting Shareholders (the "Offer") in accordance with this Section 7.1. The Offer must be for all but not less than all of the Shares and Shareholders' Loans owned by the Selling Shareholder (the "Sale Shares") and the entire consideration for such Shares and Shareholders' Loans must be payable in cash on the Closing Date. The Offer must be made by notice in writing and specify the consideration per Sale Share. The Offer is not revocable except with the unanimous consent of all Voting Shareholders.

(2) A Voting Shareholder receiving an Offer from a Selling Shareholder shall have the right to purchase that portion of the Sale Shares which is equivalent to its Proportionate Interest, and shall have 30 days following the date of delivery or deemed delivery of the Offer (the "Offer Period"), to deliver to the Selling Shareholder, and the Corporation, an acceptance of the Offer (an "Offer Acceptance Notice"). Such Offer Acceptance Notice shall specify the maximum amount of the Sale Shares that such Voting Shareholder is prepared to purchase. If a Voting Shareholder fails to deliver an Offer Acceptance Notice within the Offer Period, then any right of the Voting Shareholder to acquire any of the Sale Shares is extinguished.

(3) If the aggregate number of Sale Shares that the Voting Shareholders accept the Offer for and are prepared to acquire is less than the total number of Sale Shares, the rights of the Voting Shareholders to acquire any of the Sale Shares are extinguished, none of the Sale Shares will be allotted to any of the Voting Shareholders and Section 7.2 will apply. If the aggregate number of Sale Shares that the Voting Shareholders accept the Offer for and are prepared to acquire is greater than the total number of Sale Shares, the Voting Shareholders shall acquire the Sale Shares in proportion to their respective Proportionate Interest.

(4) If the Sale Shares are allotted to Voting Shareholders under Section 7.1(3), the Selling Shareholder will notify each Voting Shareholder who accepted the Offer of the number of Sale Shares allotted to that Voting Shareholder. Each Offer Acceptance Notice constitutes a binding agreement by the Voting Shareholder to purchase and the Selling Shareholder to sell to the Voting Shareholder, the number of Sale Shares allotted to the Voting Shareholder, on and subject to the terms of the Offer and 8.6(d).

(5) The completion of any transaction of purchase and sale contemplated by this Section 7.1 (a "Sale Transaction") will take place on the Closing Date in accordance with and subject to 8.6(d). "Closing Date" means (i) the date which is 90 days after the expiry of the Offer Period, (ii) unless all filings, notices and Authorizations necessary to complete the Sale Transaction have not been made, given or obtained by that date in which case the closing date will be extended for up to 45 days in order to make, give or obtain the filings, notices and Authorizations, or (iii) such earlier or later date as the parties to the Sale Transaction agree in writing.

7.2 Third Party Sale.

(1) If the number of Sale Shares that the Voting Shareholders accept the Offer for and are prepared to acquire is less than the total number of Sale Shares, during the 90 day period following the expiry of the Offer Period, the Selling Shareholder is entitled to Transfer all but not less than all of the Sale Shares to any other Persons, subject to Section 7.3. The consideration for the Sale Shares in any such transaction must not be less than that amount contained in the Offer and there must be no collateral or other agreements or understandings applicable to the Transfer that reduces the consideration for the Sale Shares to below that contained in the Offer.

(2) If the Selling Shareholder does not Transfer the Sale Shares, or the transaction contemplated by the binding agreement is not completed within the 90 day period, then any future dispositions by the Selling Shareholder will once again be subject to Section 7.1.

(3) The right of first offer set out in Section 7.1 shall be subject to the piggy-back rights set out in Section 7.3.

7.3 Right of First Refusal

(1) If, at any time after the Call Option Expiry Time, a Voting Shareholder (for the purposes of this Section 7.3, such Voting Shareholder, the "Accepting Shareholder") receives and is prepared to accept a bona fide offer (the "Third Party Offer") from any arm's length third Person (for the purposes of this Section 7.3, the "Third Party") to purchase all but not less than all of its Shares and Shareholders' Loans owned by the Accepting Shareholder (for the purposes of this Section 7.3, such Shares and Shareholder Loans, the "ROFR Shares"), the Accepting Shareholder must as promptly as reasonable possible give notice of the proposed Third Party Offer (a "ROFR Notice") to the other Voting Shareholders. The ROFR Notice must (i) be by notice in writing, (ii) specify the consideration per ROFR Share payable by the Third Party, (iii) be accompanied by a copy of the terms and conditions applicable to the Third Party Offer, and (iv) specify the proposed completion date for the Third Party Offer.

(2) A Voting Shareholder receiving a ROFR Notice from an Accepting Shareholder shall have the right to purchase that portion of the ROFR Shares which is equivalent to its Proportionate Interest, and shall have 30 days following the date of delivery of the ROFR Notice (the "ROFR Period"), to deliver to the Accepting Shareholder, and the Corporation, a notice accepting the terms set out in the ROFR Notice (a "ROFR Acceptance Notice"). Such ROFR Acceptance Notice shall specify the maximum amount of the ROFR Shares that such Voting Shareholder is prepared to purchase and constitutes a binding agreement by the Voting Shareholder to purchase and the Accepting Shareholder to sell to the Shareholder, the number of ROFR Shares allotted to the Voting Shareholder, on and subject to the terms of the Offer and 8.6(d). If a Voting Shareholder fails to deliver a ROFR Acceptance Notice within the ROFR Period, then any right of the Voting Shareholder to acquire any of the ROFR Shares is extinguished.

(3) If the aggregate number of ROFR Shares in respect of which ROFR Acceptance Notices are delivered is:

(a) equal to or greater than the total number of ROFR Shares, the Voting Shareholders shall acquire the ROFR Shares in proportion to their respective Proportionate Interest and Section 7.3(4) shall apply; or

(b) less than the total number of ROFR Shares, the rights of the Voting Shareholders to acquire any of the ROFR Shares are extinguished, none of the ROFR Shares will be allotted to any of the Voting Shareholders and Section 7.3(5) shall apply.

(4) Subject to Section 7.3(3)(a):

(a) the Accepting Shareholder will promptly notify each Voting Shareholder who delivered a ROFR Acceptance Notice of the number of ROFR Shares allotted to that Voting Shareholder; and

(b) the completion of any transaction of purchase and sale contemplated by this Section 7.4 (a "ROFR Sale Transaction") will take place on the ROFR Closing Date in accordance with and subject to 8.6(d). "ROFR Closing Date" means (i) the date which is 90 days after the expiry of the ROFR Period, (ii) unless all filings, notices and Authorizations necessary to complete the ROFR Sale Transaction have not been made, given or obtained by that date in which case the closing date will be extended for up to 45 days in order to make, give or obtain the filings, notices and Authorizations, or (iii) such earlier or later date as the parties to the ROFR Sale Transaction agree in writing.

(5) Subject to Section 7.3(3)(b), if the number of ROFR Shares in respect of which ROFR Acceptance Notices are delivered is less than the total number of ROFR Shares, then:

(a) during the 90 day period following the expiry of the ROFR Period, the Accepting Shareholder is entitled to Transfer all but not less than all of the ROFR Shares to Third Party in accordance with the terms set out in the ROFR Notice;

(b) if transaction contemplated by the ROFR Notice is not completed within the 90 day period, then any future dispositions by the Accepting Shareholder will once again be subject to this Section 7.3; and

(c) such transfer shall be subject to the piggy-back rights set out in Section 7.4(1).

7.4 Piggy-Back Rights.

(1) If a Voting Shareholder (for the purposes of this Section 7.4, such Shareholder(s), the "Vendor Shareholder") receives and is prepared to accept a bona fide offer (the "Piggy-Back Offer") from any arm's length third Person (for the purposes of this Section 7.4, the "Permitted Third Party") to purchase all but not less than all of the Shares and Shareholders' Loans owned by the Vendor Shareholder (for the purposes of this Section 7.4, such Shares and Shareholder Loans, the "Piggy-Back Shares") which it is entitled to accept pursuant to either Section 7.1(3) or 7.3(5), the Vendor Shareholder must give notice of the proposed Piggy-Back Offer (a "Piggy-Back Notice") to the other Shareholders. The Piggy-Back Notice must (i) be by notice in writing, (ii) specify the consideration per Piggy-Back Share payable by the Permitted Third Party, (iii) be accompanied by a copy of the terms and conditions applicable to the Piggy-Back Offer, (iv) specify the proposed completion date for the Piggy-Back Offer and (v) be delivered at least 30 days prior to such proposed completion date. Each of the other Shareholders has the right to require the Permitted Third Party to purchase all but not less than all of the Shares held by it on the same terms and conditions as the Vendor Shareholder proposes to accept. This right may be exercised by delivering an irrevocable and unconditional notice in writing to the Vendor Shareholder and the Permitted Third Party (the "Piggy-Back Acceptance Notice") within a period of five days from the date the Piggy-Back Notice is delivered.

(2) If any Shareholder gives a Piggy-Back Acceptance Notice within the specified time period, the Vendor Shareholder may not sell any of its Shares to the Permitted Third Party unless the Permitted Third Party also purchases from the Shareholders giving Piggy-Back Notices those Shares (and Shareholder Loans) subject the Piggy-Back Notice, at the time of completion of, and on the same terms and conditions applicable to, the Piggy-Back Offer by the Selling Shareholder.

7.5 Carry Along / Tag Along Provisions

(1) Subject to Section 7.5(2), in which case, Section 7.5(2) shall apply and this Section 7.5(1) shall not apply, in the case of a purchase in respect of which the purchaser is one of the Voting Shareholders, if each of the Voting Shareholders (or in the case of a purchase by a Voting Shareholder, each of the Voting Shareholders other than the Voting Shareholder who is the purchasing Shareholder) agree to sell all but not less than all of their Shares and Shareholder Loans pursuant to any, or any combination, of Sections 7.2, 7.3 or 7.4 the Voting Shareholders shall have the right to require that the remaining Shareholders sell all of their Class B Common Shares and Shareholder Loans to the same party acquiring the Shares to be sold by the Voting Shareholders (the "Buyer"). Such right may be exercised by notice in writing delivered to the other Shareholders at least 5 days prior to the closing of the transaction(s) contemplated by Section 7.2, 7.3 or 7.4. Each Shareholder receiving such a notice shall be obligated to sell all of its Class B Shares and Shareholder Loans to the Buyer for the same price and consideration and on the same terms as the Class A Common Shares, Class B Common Shares, and/or Shareholder Loans as applicable (including with respect to the price, consideration and time and method of completion).

(2) In the event of exercise of the Call Option by Bunge pursuant to Article 10 hereunder (and whether or not BurconCo has exercised its options pursuant to Section 10.7), Bunge shall have the right, by giving notice in writing to the holders of Class B Common Shares and securities exercisable or convertible into Class B Common Shares (the "Relevant Parties") no more than one hundred and fifty (150) days following the date of the sale and transfer of the Call Option Securities, to require that the Relevant Parties (i) exercise all, but not less than all, of the securities held by them that are exercisable or convertible into Class B Common Shares, and (ii) sell all, but not less than all, of their Class B Common Shares and Shareholder Loans, if any, to Bunge at a price that is determined in the same manner as the price paid (or payable) by Bunge to the Call Granting Shareholders in respect of their respective Call Option Securities.

(3) In the event of exercise of the Call Option by Bunge pursuant to Article 10 hereunder (and whether or not BurconCo has exercised its options pursuant to Section 10.7), each of the Relevant Parties shall have the right, by giving notice in writing to Bunge no more than one hundred and fifty (150) days following the date of the sale and transfer of the Call Option Securities, to require that Bunge purchase all, but not less than all, of such Shareholders' Class B Common Shares and Shareholder Loans, if any, to Bunge at a price that is determined in the same manner as the price paid (or payable) by Bunge to the Call Granting Shareholders in respect of their respective Call Option Securities.

(4) Closing of sale and purchase of the Class B Common Shares (and Shareholder Loans) pursuant to either or both of Section 7.5(2) and 7.5(3) shall take place on the date that is six (6) months following the date of the completion of the sale and transfer of the Call Option Securities, or such earlier date as Bunge may determine in its sole discretion, and payment of the purchase price payable by Bunge to such Shareholders shall be payable in full in cash on the closing date, provided that, in connection with the exercise or conversion of any securities held by Relevant Parties that are exercisable or convertible into Class B Common Shares, the Relevant Parties may direct that Bunge deliver the applicable portion of the purchase price otherwise payable to them to the Corporation in satisfaction of the exercise price payable by such Relevant Parties to the Corporation on the exercise of the relevant securities.

7.6 Third Party Sale Provisions

(1) A Transfer of Shares under Section 7.2, 7.3, 7.4 or 7.5 is not permitted and the Corporation will not register any such Transfer on the share register maintained for the Shares unless (i) Section 2.6 is complied with and (ii) all debt owing to the Corporation by each Shareholder proposing to Transfer their Shares to the Third Party has been repaid or assumed and transferred to the Third Party.

(2) The Parties acknowledge that the completion of any Transfer of Shares to the Third Party is subject to all filings, notices and Authorizations necessary to complete the Transfer being made, given or obtained. The time for completion of the Transfer will be extended for up to 45 days if necessary for such purposes.

ARTICLE 8
TRIGGERING EVENTS

8.1 Triggering Events.

(1) The following circumstances are each a "Triggering Event":

(a) a Shareholder (i) acknowledges that he or it is insolvent or unable to pay his or its debts as they become due, (ii) makes an assignment for the benefit of his creditors, (iii) appoints or allows the appointment of any receiver, receiver-manager, trustee, liquidator or other Person acting in a similar capacity, (iv) institutes any proceeding seeking to have he or it adjudicated a bankrupt or insolvent, or (v) takes subject to any action or institutes any proceeding for the purpose of, or leading to, the liquidation, dissolution, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of such Shareholder or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors;

(b) the initiation of proceedings or other actions through which a Shareholder may be adjudicated bankrupt or insolvent, or may be liquidated, dissolved, wound-up, or reorganized, or granted relief or protection under any Law relating to bankruptcy, insolvency, liquidation, reorganization, moratorium or relief of debtors, including under the Companies' Creditors Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), or other similar applicable laws;

(c) the initiation of proceedings or other actions which would result in the seizure of Shares for payment or satisfaction of any judgement or order of a Court;

(d) the granting or exercise of any security interest in respect of any Shares or the placing of any lien or other encumbrance on any Shares (other than security granted to a lender to the Corporation where all Shares are subject to a security interest);

(e) commencement of any application or proceeding by a Spouse or former Spouse or dependent of a Person who is a Shareholder or directly or indirectly Controls a Shareholder to determine the entitlement of that Spouse, former Spouse or dependent to Shares held by such Shareholder, unless evidence reasonably satisfactory to the other Shareholders is provided to confirm that the financial claims of that Spouse, former Spouse or dependent can be settled without in any way, directly or indirectly, affecting, encumbering or resulting in the Transfer of Shares to or in favour of that Spouse, former Spouse or dependent; or

(f) a Shareholder transfers his Shares to any Person other than a Permitted Transferee unless in accordance with Section 6.2.

(2) For the purposes of this Article 8, the term Shareholder includes any executor, administrator, guardian, committee, liquidator, receiver, trustee or other legal representative or Person empowered at law to dispose of the property of the Shareholder.

(3) A Shareholder must give notice to the Corporation promptly following the occurrence of a Triggering Event.

8.2 Irrevocable Option to Purchase Shares and Shareholder Loans.

(1) Where a Triggering Event occurs with respect to a Shareholder (the "Triggered Shareholder") such Triggered Shareholder hereby grants to the other Shareholders that are Voting Shareholders (the "Remaining Shareholders") an irrevocable option (the "Triggering Option"), for so long as the Triggered Shareholder is a Shareholder, to purchase the Shares held by Triggered Shareholder together with all Shareholder Loans owing to the Triggered Shareholder (collectively, and including any Shareholder Loans, the "Triggered Securities") on and subject to the terms of this Section 8.2.

(2) The Corporation will notify the Remaining Shareholders as soon as the Board becomes aware of a Triggering Event.

(3) The Remaining Shareholders may exercise the Triggering Option to purchase all of the Triggered Securities by delivering an irrevocable and unconditional notice to the Corporation and to the Triggered Shareholder (the "Option Notice") within 30 days from the date notice of the Triggering Event is delivered by the Corporation (the "Option Period").

(4) If the Remaining Shareholders are unable or unwilling to exercise the Triggering Option to acquire all of the Triggered Securities, the Remaining Shareholders will notify the Corporation and the Corporation shall have the right to repurchase the Triggered Securities on the same terms as set out in this Article 8.

8.3 Purchase Price for Triggered Securities.

(1) The purchase price (the "Triggered Securities Price") for the Triggered Securities shall be equal to 90% of the fair market value of such Shares (and Shareholders' Loans) as determined in accordance with this Section 8.3.

(2) Upon receiving notice of or becoming aware of a Triggering Event, the Corporation, the Triggered Shareholder and the Remaining Shareholders will negotiate expeditiously and in good faith to arrive at a mutually agreeable fair market value for the Triggered Securities. If the Corporation, the Triggered Shareholder and the Remaining Shareholders cannot agree, the fair market value of the Triggered Securities will be determined by the Valuator. The "Valuator" means an independent valuator, appointed by the unanimous approval of the Voting Shareholders, and failing such appointment will be such other independent valuation, accounting or investment banking firm selected by the Corporation's auditors. The costs and expenses of the Valuator will be paid by the Corporation.

(3) The Valuator will determine the fair market value of the Triggered Securities as at the date of the Corporation's most recent fiscal year end, based upon the EBITDA of the Corporation for the preceding 12 months prior to the Triggering Event, as quickly as practicable after the date of its selection, having regard to the factors identified below. The Valuator may also have regard to any representations that the Triggered Shareholder or any Remaining Shareholder may wish to make. The Valuator will deliver its report concerning the fair market value of the Triggered Securities to the Corporation, the Triggered Shareholder and each of the Remaining Shareholders and the fair market value set out in that report will be conclusive and binding. In making such determination, the Valuator is considered to be acting as an expert and not an arbitrator.

(4) As used in this Section, "fair market value" means the price per Share that would have been received if all of the issued and outstanding Shares were sold in a single transaction in an open and unrestricted market between prudent parties, acting at arm's length and under no compulsion to act, and having reasonable knowledge of all relevant facts without any discount for a minority interest or premium for a majority interest.

8.4 Closing.

The completion of any transaction of purchase and sale contemplated by this Article 8 (a "Sale Transaction") will take place on the Closing Date in accordance with and subject to Article 9. "Closing Date" means:

(a) the later of:

(i) the date which is 90 days after the relevant Triggering Event; and

(ii) the date which is 30 days after the Triggered Securities Price is finally determined in accordance with Section 8.3;

(b) unless all filings, notices and Authorizations necessary to complete the Sale Transaction have not been made, given or obtained by that later date in which case the closing date will be extended for up to 45 days in order to make, give or obtain the filings, notices and Authorizations; or

(c) such earlier or later date as the parties to the Sale Transaction may agree in writing.

8.5 No Sale.

Notwithstanding any designation of the Corporation as Purchaser under Section 8.2, the Corporation may not complete any Sale Transaction contemplated by this Section 8.5 if, at the Time of Closing, the Sale Transaction is prohibited by the Act or otherwise by law. If the Corporation is prohibited from completing a Sale Transaction contemplated by this Section 8.5, the Triggered Shareholder and its Permitted Transferees may retain the Triggered Securities that the Corporation could not acquire.

8.6 Restrictions on Rights.

Upon the occurrence of a Triggering Event giving rise to a Triggering Option pursuant to Section 8.2, the Triggered Shareholder:

(a) has no right to nominate any Directors under Section 3.1;

(b) is not required nor entitled to approve the matters contemplated under Section 4.3 except as required by Law, which, for greater certainty, means that the Remaining Shareholders shall have the right to approve matters contemplated under Section 4.3 and the percentages required to pass an Ordinary Resolution or a Special Resolution will be determined based on the aggregate number of Shares held by such Remaining Shareholders without reference to the Triggered Securities;

(c) has no right to subscribe for any Offered Securities under Section 5.3; and

(d) has no right to Transfer Shares under Section 6.2.

ARTICLE 9
PROCEDURE FOR SALE OF SHARES

9.1 Closing Procedures.

(1) The completion of a Sale Transaction, a ROFR Sale Transaction, or a sale and transfer of the Call Option Securities pursuant to Article 10 (in each case, including any sales and transfers pursuant to Section 7.4 or 7.5 arising in connection therewith) will take place at the offices of Taylor McCaffrey LLP in Winnipeg, Manitoba, at the Time of Closing on the Closing Date or at such other place, on such other date and at such other time as the parties to the Sale Transaction, the ROFR Sale Transaction, or the transaction in respect of the sale and transfer of the Call Option Securities, as applicable, may agree to in writing.

(2) At the closing of the Sale Transaction:

(a) The Vendor will (i) assign and transfer title and deliver actual possession of the Purchased Shares and all Shareholder Loans to the Purchaser free and clear of all liens and encumbrances, other than those contained in the Corporation's articles and this Agreement and (ii) endorse the Share certificates representing the Purchased Shares for transfer to the Purchaser;

(b) The Vendor will provide the Purchaser with evidence that the Vendor is not a non-resident of Canada within the meaning of the Income Tax Act (Canada) or provide the Purchaser with a certificate pursuant to subsection 116(2) of the Income Tax Act (Canada) with a certificate limit in an amount not less than the Triggered Securities Price;

(c) All guarantees, indemnities, covenants and security made or granted by the Vendor to secure any debt, liability or obligation of the Corporation (i) will be cancelled, or (ii) the Purchaser will indemnify and save harmless each of the Vendor against all losses, liabilities, claims, damages or expenses which may be paid, suffered or incurred with respect to the guarantees, indemnities, covenants or security;

(d) Subject to Section 9.1(2)(e), the Purchaser will pay or satisfy the purchase price for the Purchased Shares by delivering to the Vendor a certified cheque, bank draft or wire transfer of immediately available funds in the full amount of the purchase price for the Purchased Shares; and

(e) All debt owing by the Vendor to the Corporation will be repaid or assumed and transferred to the Purchaser. If the Vendor fails to repay the debt and it is not transferred to the Purchaser, the Purchaser will pay the amount of the debt from the Triggered Securities Price and the amount of the purchase price payable to the Vendor will be reduced accordingly.

9.2 Approvals.

The Parties acknowledge that the completion of any Sale Transaction is subject to (i) all filings, notices and Authorizations necessary to complete the Sale Transaction being made, given or obtained and (ii) the Sale Transaction not resulting in the violation of any applicable law.

9.3 Multiple Purchasers and Vendors.

For greater certainty, the Parties acknowledge and agree that where a Sale Transaction involves more than one Purchaser or more than one Vendor, each Purchaser and each Vendor in such Sale Transaction is only liable for its own representations, warranties, covenants, conditions and agreements. No Vendor or Purchaser is jointly liable with any other Vendor or Purchaser for the representations, warranties, covenants, conditions and agreements of any other Purchaser or Vendor.

9.4 Irrevocable Power of Attorney.

Each Shareholder irrevocably constitutes and appoints each other Shareholder that is a Voting Shareholder as the true and lawful attorney of the Shareholder for the purposes set out in this Section 9.4. As the attorney of the Shareholder, the appointed Shareholder has the power to act for and in the name of the Shareholder, with full power of substitution, to execute and deliver such documents, instruments or agreements, (including all transfers, share certificates, resignations and releases) and do all acts and things necessary to complete any Sale Transaction under which the Shareholder is the Vendor and the attorney is the Purchaser.

This power of attorney is irrevocable, is coupled with an interest, has been given for valuable consideration (the receipt and adequacy of which is acknowledged) and survives, and does not terminate upon, the legal or mental incapacity, death, bankruptcy, dissolution, winding-up or insolvency of the Shareholder. This power of attorney extends to and is binding upon the Shareholder's successors and permitted assigns. This power of attorney supersedes any prior delegation of authority that conflicts with it.

9.5 Continuing Obligations.

If a Shareholder Transfers all of its Shares, the obligations of the Shareholder under Article 12 continue in full force and effect.

ARTICLE 10
BUNGE CALL OPTION

10.1 Grant of Call Option

Each of [personal information redacted] Party A and [personal information redacted] Party B (the "Call Granting Shareholders") hereby grant to Bunge the option (the "Call Option") to purchase all, but not less than all, of the Shares (and Shareholder Loans) held by them on the date the Call Option is exercised (collectively, the "Call Option Securities") at a purchase price equal to the Call Option Price until the Call Option Expiry Time.

10.2 Calculation of Call Option Price

The purchase price payable by Bunge to each respective Call Granting Shareholders in respect of their respective Call Option Securities (the "Call Option Price") shall be that amount as is determined by the following formula:

[commercially sensitive information redacted]

10.3 Vesting of Call Option

(1) The Call Option shall vest and become exercisable on the first to occur of:

(a) the date on which the Call Granting Shareholders elect to cause the vesting of the Call Option by delivering a notice in writing to Bunge, with a copy for information purposes delivered to each of the Corporation and BurconCo;

(b) the first to occur of the date on which: (i) the Directors and Voting Shareholders authorize and approve the Corporation's Phase 2 expansion of its facility to full commercial production capacity; or (ii) the Corporation commences material physical construction, renovations or installations at or to the Plant in connection with its Phase 2 expansion of its facility to full commercial production capacity (in either case, a "Call Option Phase 2 Trigger");

(c) [commercially sensitive information redacted],

(the "Call Option Vesting Date").

(2) If an event, the cause of which is beyond the control of the Parties, including but not limited to acts of God, states of emergency caused by a global pandemic, war, strikes, labor disputes, embargoes, government orders (including lock-downs, shelter in place and similar orders), fires, floods or other similar force majeure events, that prevents the operation of, or the sale of Product from, the Plant (each, a "Force Majeure Event") occurs after the Call Option Vesting Date or prior to the Call Option Vesting Date and is continuing on the Call Option Vesting Date, the Call Option Expiry Time shall be extended for a time period equal to the length of the delay caused by the Force Majeure Event and for so long as such Force Majeure Event continues Bunge shall be prohibited from exercising the Call Option.

10.4 Call Option Expiry

Subject to the provisions hereof, Bunge shall have the right to exercise the Call Option at any time prior to 5:00 pm Winnipeg time on the date that is nine months following the later of (i) the Call Option Vesting Date, or (ii) the date on which the Call Option Price is finally determined in accordance with Section 15.1(4) (in either event, the "Call Option Expiry Time"). At and from the Call Option Expiry Time, the Call Option shall forthwith expire and terminate and be of no force and effect whatsoever.

10.5 Exercise of Call Option

(1) The Call Option shall be exercisable by Bunge by delivering a notice (the "Call Option Exercise Notice") in writing to each of the Call Granting Shareholders and BurconCo, which Call Option Exercise Notice shall, within fifteen (15) Business Days, be followed by payment by Bunge by way of wire transfer to the Corporation, in its capacity as paying agent acting for and on behalf of the Call Granting Shareholders, for the full Call Option Price payable to each of the Call Granting Shareholders (in each case, net of any applicable withholding tax), provided that (i) in the event of a Dispute as to the Call Option Price, no payment is required to be made until the date that is fifteen (15) Business Days following the date that the Call Option Price is finally determined in accordance with Section 15.1(4), (ii) in the event that the exercise of the Call Option is subject to the approval or consent of any Governmental Entity, including without limitation, under the Investment Canada Act, no payment is required to be made until the date that is fifteen (15) Business Days following the date that such approval or consent is provided or received, and (iii) in the event that the Call Option Price determined in accordance with Section 15.1(4) is an amount that is greater than 110% of the Call Option Price: (A) contained in the initial Call Option Exercise Notice; or (B) that would be payable had the Call Option Exercise Notice been delivered on the date that the Call Option Price is determined in accordance with Section 15.1(4) as a result of the positive actions, negligence or neglect of the Call Granting Shareholders with respect to the operation of the Business (and for clarity, without reference to normal fluctuations in the performance of the Business that occur notwithstanding the due care and attention of the Call Granting Shareholders), Bunge shall have the option, at its sole discretion, to rescind the Call Option Exercise Notice.

(2) Concurrent with payment by Bunge of the Call Option Price, the Call Granting Shareholders shall (i) each direct the Corporation, and provide the Corporation with whatever documentation may be requested by the Corporation in connection with processing the transfer of the Call Option Securities to Bunge, to deliver to Bunge (A) a share certificate in the name of Bunge representing the Shares so purchased by Bunge, and (B) any documentation required in order to transfer the benefit of the applicable Shareholder Loan to Bunge, and (ii) be deemed to make those representations and warranties as are contained in Article 11.1 as of such date.

10.6 Pre-Vesting Call Option

Notwithstanding the provisions of Sections 10.2 through 10.5 hereof inclusive, Bunge shall have an additional option (the "Pre-Vesting Call Option") to purchase all, but not less than all, of the Shares (and Shareholder Loans) held by the Call Granting Shareholders at any time prior to the Call Vesting Date by delivering a notice (the "Pre-Vesting Call Option Exercise Notice") in writing to each of the Call Granting Shareholders and BurconCo, which Pre-Vesting Call Option Exercise Notice shall, within fifteen (15) Business Days, be followed by payment by Bunge by way of wire transfer to the Corporation, in its capacity as paying agent acting for and on behalf of the Call Granting Shareholders, for the full Pre-Vesting Call Option Price payable to each of the Call Granting Shareholders (in each case, net of any applicable withholding tax).  For the purposes of this Section 10.6, the "Pre-Vesting Call Option Price" shall mean an amount determined pursuant to Section 10.2, [commercially sensitive information redacted].  For greater certainty, the right to exercise the Call Option pursuant to this Section 10.6 shall terminate immediately upon the occurrence of the Call Vesting Date.

10.7 BurconCo Piggy-Back Option

(1) On receipt of the Call Option Exercise Notice or the Pre-Vesting Call Option Exercise Notice, as the case may be, BurconCo has the right to require that Bunge purchase all, but not less than all, of the Shares (and Shareholder Loans) held by it on the same terms and conditions (including with respect to pricing and the timing of sale) as are applicable to the purchase of the Call Option Securities acquired on exercise of the Call Option. This right may be exercised by BurconCo delivering an irrevocable and unconditional notice in writing to Bunge (the "Call Option Piggy-Back Notice") within a period of ten (10) Business Days from the first to occur of: (i) the 90th day following closing of the Call Option Exercise; and (ii) the date the License Conversion Notice (as defined in the License Agreement) is delivered.

(2) If BurconCo delivers the Call Option Piggy-Back Notice within the specified time period, then no Call Granting Shareholder may sell and Bunge may not purchase, any of the Call Option Securities unless Bunge also purchases from BurconCo all of the Shares (and Shareholder Loans) held by it, at the time of completion of, and on the same terms and conditions applicable to, the purchase and sale of the Call Option Securities.

10.8 Impact on Debt Financings

(1) On closing of the Call Option Exercise, Bunge shall enter into financing transactions with the Corporation, such that Bunge shall provide to the Corporation loans, having, in the aggregate, terms that are materially similar to those of the Corporation's then existing third party financing arrangements (which for clarity shall exclude customary supplier, trade and other day-to-day credit as well as any Shareholder Loans then outstanding), the proceeds of which shall be applied to satisfy in full such existing third party financing arrangements and to ensure the discharge of any and all mortgages, liens, charges, pledges, encumbrances, security interests or adverse claims against the Corporation in respect thereof, provided that Bunge will pay all additional fees, costs and expenses incurred in connection with the election to prepay the Corporation's then existing third party financing arrangements (and excluding, for clarity, any prepayment fees, costs and expenses resulting otherwise than from a voluntary election to prepay such obligation(s) or any costs that would otherwise have been payable whether immediately or with the passage of time).

(2) From and after the closing of the Call Option Exercise, the Corporation shall not enter into any financing arrangements or other debt obligations (including the provision of any guarantee) (which for clarity shall exclude customary supplier, trade and other day-to-day credit) or allow for any mortgage, lien, charge, pledge, encumbrance, security interest or adverse claim against to the Corporation except as such financing arrangements as may be provided by Bunge from time to time on terms no less favourable to the Corporation than could be obtained in a comparable arm's length transaction, and provided that the Corporation shall not enter into any financing arrangement or other debt obligation with Bunge that would result in the Corporation having a debt (without reference to the Shareholder Loans) to equity (inclusive of the value of the Shareholder Loans) ratio greater than [commercially sensitive information redacted] and any mortgages, liens, charges, pledges, encumbrances, security interests or adverse claims against the Corporation in respect thereof.

(3) Concurrent with or prior to the Closing of the Call Option Exercise, each of the Voting Shareholders shall enter into an amending agreement with respect to their respective Shareholder Loans, pursuant to which the terms of each Shareholder Loan will be amended such that, unless otherwise satisfied in full prior to their maturity date pursuant to payments made in accordance with the Distribution Policy (or otherwise): (i) the obligation to repay such Shareholder Loan, in whole or in part, will be limited to payments from free cash flow from operations made on all of the Shareholder Loans on a pari passu basis at maturity; (ii) any amount of the Shareholder Loans that remain unpaid at their maturity date shall remain outstanding in respect of such unpaid portion (including any accrued or to be accrued interest thereon) until paid from free cash flow from operations, through payments made on all of the Shareholder Loans on a pari passu basis; and (iii) any failure of Merit to satisfy in full any Shareholder Loan on its maturity date, and the continuing term of such Shareholder Loan, or portion thereof, in accordance with (ii) shall not be an event of default under the Shareholder Loans.

ARTICLE 11
REPRESENTATIONS AND WARRANTIES/COVENANTS/INDEMNITY

11.1 Representations and Warranties of the Shareholders.

Each Shareholder represents and warrants as follows and acknowledges and confirms that the other Parties are relying on such representations and warranties in entering into this Agreement:

(a) such Shareholder is the legal and beneficial owner of those Shares as set out opposite such Shareholder's name in Schedule A;

(b) the truth and accuracy of those statements contained in Recitals A through H, J, K and L;

(c) except as expressly contemplated or permitted by the terms of this Agreement, none of the Securities held by such Shareholder are subject to any mortgage, lien, charge, pledge, encumbrance, security interest or adverse claim and that, except as expressly set out in this Agreement, no Person has any rights to become an owner, holder or possessor of any of such Securities or of the certificates representing the same;

(d) such Shareholder has duly executed and delivered this Agreement and it constitutes a valid and binding obligation enforceable in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies;

(e) such Shareholder is not a non-resident of Canada within the meaning of the Income Tax Act and, if such Shareholder is a partnership, is a "Canadian partnership" within the meaning of the Income Tax Act;

(f) where such Shareholder is not an individual:

(i) it has been duly incorporated, organized or formed, as applicable, and is validly existing, under the laws of its jurisdiction of incorporation, organization or formation;

(ii) it has the corporate power and capacity to own its assets and to enter into and perform its obligations under this Agreement;

(iii) the execution and delivery of this Agreement has been duly authorized by all necessary corporate action on its part;

(iv) the execution, delivery and performance of this Agreement does not and will not contravene the provisions of its notice of articles, articles, by-laws, limited partnership agreement, deed of trust, or other constating or organizational documents or the documents by which it was created or established;

(v) the authorized and issued capital of each of the Shareholders is set out in Schedule D including the registered and beneficial holders of all such issued shares;

(vi) except as expressly contemplated or permitted by the terms of this Agreement, none of securities of any Shareholder are subject to any mortgage, lien, charge, pledge, encumbrance, security interest or adverse claim and, except as expressly set out in this Agreement, no Person has any rights to become an owner, holder or possessor of any of such securities or of the certificates representing the same;

(g) the execution, delivery and performance of this Agreement does not and will not: contravene the provisions of any indenture, agreement or other instrument to which the Shareholder is a party or by which the Shareholder may be bound; result in the imposition of any mortgage, lien, charge, pledge, encumbrance, security interest or adverse claim upon any of the assets of such Shareholder; or give any Governmental Entity or other person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under any Laws; and

(h) the Shareholder is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any of the Shares in the Corporation other than as expressly set forth in this Agreement.

11.2 Indemnification.

(1) Each Shareholder (together, and each of them, the "Indemnifying Party") agrees that it will defend, indemnify and save harmless each of the other Shareholders (and their Permitted Transferees) and the Corporation (either or both the "Indemnified Party") from, against and in respect of, any damage, obligation, loss, damage, judgment, cost, penalty, or other cost or expense (including, without limitation, reasonable legal fees and disbursements and accountant's fees, costs, and expenses reasonably incurred in defending against any litigation or claim, action, suit, proceeding, or demand (in any such case a "Claim")) sustained, incurred, or suffered by the Indemnified Party, either directly or indirectly, arising out of or resulting from the performance (or not) of the Indemnifying Party's obligations hereunder or as a consequence of a breach by the Indemnifying Party of any restrictive covenant in an agreement to which it is a party, precluding such Party from entering into this Agreement, and including where applicable, the use by the Corporation of any information that is alleged to be in breach of confidentiality obligations of the Indemnifying Party to any Person.

(2) In the event the Indemnified Party becomes aware of any Claim the Indemnified Party will promptly give written notice thereof to the Indemnifying Party (a "Notice of Claim"). Such Notice of Claim will specify with reasonable particularity (to the extent that the information is available), (i) the factual basis for the Claim, and (ii) the amount the Indemnified Party is seeking to be paid by the Indemnifying Party. A failure to give a Notice of Claim promptly as provided in this Section 11.2 will not affect the rights or obligations of the Indemnified Party except and only to the extent that, as a result of such failure, the Indemnifying Party entitled to receive such Notice of Claim was directly prejudiced as a result of such failure.

(3) The Indemnifying Party will have the right, at the expense of the Indemnifying Party, to participate in or assume control of the negotiation, settlement or defence of a Claim provided that they have first provided sufficient evidence to the Indemnified Party that the Indemnifying Party has the resources to conduct such negotiation, settlement, or defense of such Claim and to fulfill its indemnification obligations hereunder. If the Indemnifying Party elects to assume such control, the Indemnified Party will have the right to participate in the negotiation, settlement or defense of such Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel will be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and, based on the reasonable advice of outside counsel, representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or probable conflicting interests between them (such as the availability of different defenses).

(4) Notwithstanding the foregoing provisions of this Section 11.2 the Indemnified Party will have the sole and exclusive right to participate in or assume control of the negotiation, settlement or defense of a Claim if the Claim seeks any injunctive or other relief (other than monetary damages) against the Indemnified Party, in which case, the Indemnifying Party will have the right to participate in the negotiations, settlement or defense of such Claim and to retain counsel to act on its behalf and at its expense.

(5) Whether or not the Indemnifying Party assumes control of the negotiation, settlement, or defense of any Claim, the Indemnified Party will not settle or pay any Claim without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld, conditioned, or delayed. The Indemnified Party and the Indemnifying Party will consult and co-operate fully with each other on a timely basis with respect to the Claim, and will keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available). The Indemnified Party will make available to the Indemnifying Party or its representatives, on a timely basis, all documents, records and other materials in the possession of the Indemnified Party that are reasonably required by the Indemnifying Party for its use in connection herewith, all at the cost and expense of the Indemnifying Party.

11.3 Survival

The representations, warranties and covenants of the Parties contained in this Article survive the execution and delivery of this Agreement and continue in full force and effect with respect to each Party until it ceases to be bound by the provisions of this Agreement. Section 11.2 will survive and continue in full force and effect after the termination of this Agreement.

11.4 Most Favoured Customer

(1) The Corporation acknowledges and agrees that for so long as Bunge is a direct or indirect Voting Shareholder, Bunge, or an Affiliate thereof, shall have the right, but not the obligation, to purchase, from time to time, any amount of any products produced by Merit (the "Products") from the Corporation as it so desires at the lowest price paid by, and on terms otherwise no less favourable to Bunge than given to, any other Person for such Products (exclusive of taxes, duties, transportation and freight) during in the twelve (12) months immediately preceding the date on which Bunge, or an Affiliate thereof, announces its intention to complete such a purchase by way of the delivery, from time to time, of a written purchase order (each, a "Purchase Order") to the Corporation, provided that such twelve (12) month period shall only include one crop year. Each Purchase Order shall be delivered no less than thirty (30) days prior to the requested delivery and in accordance with Section 16.1.

(2) If at any time for so long as Bunge is a direct or indirect Voting Shareholder, the Corporation agrees to be paid by a Person a lower price for Products (exclusive of taxes, duties, transportation and freight) than that paid by, or otherwise agrees to the sale of Products on terms that are more favourable to the purchaser than those offered to, Bunge, or an Affiliate thereof, for the same Products in the six (6) months immediately preceding the payment by such other Person, the Corporation will promptly notify Bunge in accordance with Section 16.1, with such notice to set out each affected Product and the applicable lower price or improved terms agreed to with such other Person (each, a "Price Notice"). Upon receipt of a Price Notice by Bunge, and for the 12 month period immediately following such receipt, Bunge, or an Affiliate thereof, will be entitled to pay, and will only pay, the lower price paid by such other Person for the corresponding Products should Bunge, or an Affiliate thereof, elect to exercise its right to purchase Products at such lower price pursuant to this Section11.4.

(3) Should a dispute arise between Bunge and the Corporation relating to the value of any lowest price for Products, or the value of the lower price paid for Products set out in a Price Notice, the dispute resolution provisions set out in Article 15 shall apply.

ARTICLE 12
CONFIDENTIALITY

12.1 Confidentiality Obligation.

Each Shareholder and their respective directors, officers and shareholders, will keep all Confidential Information confidential and will not disclose any Confidential Information to any Person or use any Confidential Information except in connection with the operation by the Corporation of the Business or as otherwise permitted by this Agreement or under the Licence Agreement. Where information is determined by management to be competitively sensitive and/or highly confidential in nature, the Corporation or disclosing Shareholder shall notify the other Shareholders and their nominee Directors of the nature of such information prior to disclosure so that the parties may take steps to prevent receipt of such Confidential Information, including the withholding or redacting of such information. For clarity, the Corporation shall in no case be obliged to disclose any Confidential Information to Bunge or any of its officers, directors, employees or advisors prior to the exercise by Bunge of the Call Option or Pre-Vesting Call Option, where such disclosure contains, in the opinion of management of the Corporation acting reasonably, identifiable competitively sensitive information.

A Shareholder may disclose Confidential Information to its directors, officers, employees and advisors but only to the extent that they need to know the Confidential Information, they have been informed of the confidential nature of the Confidential Information and they agree to be bound by and act in accordance with this Section. Each Shareholder will notify the Corporation as soon as practicable of the identity of each director, officer, employee and advisor to whom any Confidential Information has been disclosed. "Confidential Information" means all information relating to the business, operations, assets, liabilities, plans, prospects and other affairs of the Corporation and the other Shareholders, in whatever form, but does not include any information that (i) is or becomes generally available to and known by the public (other than as a result of its disclosure directly or indirectly by a Shareholder, its directors, officers, employees or advisors in violation of this Agreement), (ii) is or becomes available to the Shareholder, its directors, officers, employees or advisors from a source other than the Corporation, the other Shareholders or their directors, officers, employees or advisors, provided that such source, to the best of the Shareholder's knowledge was not and is not bound by a confidentiality agreement regarding such information, or otherwise prohibited from disclosing such information to the Shareholder, its directors, officers, employees or advisors by a legal, contractual or fiduciary obligation, (iii) was already known by or in the possession of the Shareholder, its directors, officers, employees or advisors as established by documentary evidence before being disclosed by or on behalf of the Corporation or the other Shareholders pursuant to this Agreement, or (iv) has been or is independently developed by the Shareholder, its directors, officers, employees or advisors as established by documentary evidence without violating any of its obligations under this Agreement or use of or reference to, in whole or in part, any of the Confidential Information.

12.2 Confidentiality Exceptions.

The restrictions set out in Section 12.1 do not apply to Confidential Information or any part of it that (i) is required to be disclosed by applicable law, or (ii) is permitted in writing to be disclosed by the Person who owns such Confidential Information.

12.3 Ownership of Confidential Information.

To the extent that any Confidential Information is owned by a Party it will remain the exclusive property of that Party. Nothing in this Agreement or in the disclosure of any Confidential Information will confer any interest in the Confidential Information on a receiving party.

ARTICLE 13
NON-COMPETITION/NON-SOLICITATION

13.1 Non-Competition.

Each Shareholder, other than Bunge and BurconCo, (for the purposes of this Article 13, each such Shareholder, other than Bunge and BurconCo, a "Restricted Party"), covenants in favour of the Corporation and each Subsidiary of the Corporation that for so long as he or it is a direct or indirect Shareholder of the Corporation and for a period of eighteen (18) months after the date on which the Restricted Party ceases to be a direct or indirect Shareholder in the Corporation, or such longer period as the Restricted Party may agree in writing with the Corporation (the "Limitation Period"), the Restricted Party shall not, without the prior written consent of each of the other Shareholders, either alone or in partnership or jointly or in conjunction with any Person or Persons, whether as principal, agent, partner, co-venturer, shareholder, investor, creditor, director, officer, employee, advisor, consultant or in any other capacity whatsoever, directly or indirectly:

(a) carry on, manage, organize, participate in, promote, advertise for, be engaged or interested in, or concerned with, any undertaking or business;

(b) have any financial or other interest (including without limitation, an interest by way of royalty or other compensation arrangements) in, or in respect of, the business or undertaking of any Person; or

(c) advise, lend money to, guarantee the debts or obligations of, or permit his or her name or any part thereof to be used or employed by any Person engaged or concerned with or interested in any business, carried on within Canada, the United States of America, the United Kingdom and the European Union as each are currently constituted (the "Territory") which is the same or substantially similar to, or which competes with, all or any material part of the Business, as it is carried on in such jurisdictions during the Limitation Period, provided, however, that this Article 13 shall not be construed as preventing a Restricted Party from owning, directly or indirectly not more than 2% of the issued and outstanding securities of a corporation or other entity which is a competing business, provided that such securities are traded on a recognized exchange or in the over-the-counter market.

13.2 Non-Competition - BurconCo.

Provided that the license granted to the Corporation by BurconCo (or Affiliate thereof) under the Licence Agreement is and remains an exclusive licence, each of BurconCo and its Affiliates (for the purposes of this Article 13, each a "Burcon Restricted Party"), covenants in favour of the Corporation, each Subsidiary and each other Shareholder, that for so long as such license continues to be exclusive under the terms of the Licence Agreement and for the Limitation Period, the Burcon Restricted Party shall not, without the prior written consent of the Corporation, either alone or in partnership or jointly or in conjunction with any Person or Persons, whether as principal, agent, partner, co-venturer, shareholder, investor, creditor, director, officer, employee, advisor, consultant or in any other capacity whatsoever, directly or indirectly:

(a) carry on, manage, organize, participate in, promote, advertise for, be engaged or interested in, or concerned with, any undertaking or business;

(b) have any financial or other interest (including without limitation, an interest by way of royalty or other compensation arrangements) in, or in respect of, the business or undertaking of any Person; or

(c) advise, lend money to, guarantee the debts or obligations of, or permit his or her name or any part thereof to be used or employed by any Person engaged or concerned with or interested in any business, carried on within the Territory which is the same or substantially similar to, or which competes with, all or any material part of the business of manufacturing, distributing, producing, selling or licensing any intellectual property in respect of, Products as defined in the License Agreement, as such business is carried on in such jurisdictions during the Limitation Period, provided, however, that this Article 13 shall not be construed as preventing a Burcon Restricted Party from owning, directly or indirectly not more than 2% of the issued and outstanding securities of a corporation or other entity which is a competing business, provided that such securities are traded on a recognized exchange or in the over-the-counter market. For greater certainty, if the license contemplated under the License Agreement at any time becomes a non-exclusive grant of license under the terms of the License Agreement, this clause will no longer be of any force or effect. For further clarity, the Shareholders and each of them acknowledge that BurconCo is in the plant protein business and nothing in this Section 13.2 shall prevent, limit or lessen BurconCo's continued operation of its plant protein business other than with respect to the Products. If there is any conflict between this Section 13.2 and the License Agreement, the License Agreement shall prevail.

13.3 Non-Competition - Bunge.

Each of Bunge and its Affiliates (for the purposes of this Article 13, each a "Bunge Restricted Party"), covenants in favour of the Corporation, and each Subsidiary and each other Shareholder, that for the Limitation Period, the Bunge Restricted Party shall not, without the prior written consent of each of the other Voting Shareholders, engage in the manufacture and subsequent sale (which terms are to be read collectively and not individually) of pea or canola protein products having a protein content greater than [commercially sensitive information redacted].  The Parties acknowledge that Bunge and its Affiliates are in the food processing business and the provisions of this Section 13.3 are not intended to limit or lessen Bunge's and its Affiliates' ability to: (i) purchase from a third party pea or canola protein products having a protein content greater than [commercially sensitive information redacted] for resale; or (ii) manufacture pea or canola protein products having a protein content greater than [commercially sensitive information redacted], provided that such proteins are only sold or distributed by Bunge or its Affiliates in a blended protein having a protein content equal to or less than [commercially sensitive information redacted]. For the purposes of this Section 13.3, the protein content of a protein product shall be determined on a dry basis and measured by multiplying the nitrogen content by a conversion factor of 6.25, where the nitrogen content is determined by a combustion method or by a Kjeldahl method.

13.4 Non Solicitation - Restricted Party.

Each Restricted Party (as defined in Section 13.1) covenants in favour of the Corporation and each Subsidiary of the Corporation that during the applicable Limitation Period neither he, nor it shall, without the prior written consent of the Corporation, either alone or in partnership or jointly or in conjunction with any Person or Persons, whether as principal, agent, partner, co-venturer, shareholder, investor, creditor, director, officer, employee, advisor, consultant or in any other capacity whatsoever, directly or indirectly:

(a) contact any customer, advance prospect, supplier, dealer, agent, distributor or other Person in the habit of dealing with the Corporation (or any Subsidiary) or the Business for the purpose of interfering with, or encouraging them to alter or terminate their business relationships with the Corporation (or any Subsidiary), or for the purpose of otherwise soliciting any business for a competing business from such Person;

(b) contact, for the purpose of solicitation other than at the request of the Corporation(or any Subsidiary), any Person that is a supplier, dealer, agent or distributor of the Corporation (or any Subsidiary) for the purpose of attempting to obtain a franchise, distribution or other arrangement with such Person in respect of the Territory; or

(c) make offers or invitations of employment or retention as a consultant to, or hire, retain, solicit, interfere with, entice away, or otherwise attempt to obtain the withdrawal or encourage the resignation or retirement of, any employee, consultant or advisor of the Corporation (or any Subsidiary).

13.5 Non Solicitation - BurconCo and Bunge.

Each of Bunge and BurconCo covenant, severally and not jointly and severally, in favour of the Corporation and each Subsidiary of the Corporation, each in respect of itself only and without reference to one and other, that for so long as it is a direct or indirect Shareholder of the Corporation and for a period of eighteen (18) months after the date on which it ceases to be a direct or indirect Shareholder in the Corporation, it shall not, without the prior written consent of the Corporation, either alone or in partnership or jointly or in conjunction with any Person or Persons, whether as principal, agent, partner, co-venturer, shareholder, investor, creditor, director, officer, employee, advisor, consultant or in any other capacity whatsoever, directly or indirectly make offers or invitations of employment or retention as a consultant to, or hire, retain, solicit, interfere with, entice away, or otherwise attempt to obtain the withdrawal or encourage the resignation or retirement of, any employee, consultant (acting in an employment like capacity) or exclusive advisor of the Corporation(or any Subsidiary), unless such individual responds to a general advertisement for a position not specifically aimed at the employees of the Corporation. In the case of Bunge, this covenant shall extend to [commercially sensitive information redacted], each of which provides consulting services to BurconCo and its Affiliates, and any employees and consultants (acting in an employment like capacity) of BurconCo, Burcon NutraScience Corporation and Burcon NutraScience (MB) Holdings Corp. known to Bunge to be employees or consultants (acting in an employment like capacity) thereof.

13.6 Acknowledgement.

Each Restricted Party, Burcon Restricted Party and Bunge Restricted Party acknowledges that:

(a) he, she or it is agreeing to the provisions of Article 13 in his, her or its capacity as a direct or indirect Shareholder of the Corporation; and

(b) the subsections of Section 13.1 and Section 13.2 constitute separate and independent restrictions and that the duration, extent and application of each restriction are no greater than is reasonable and necessary to protect the interests of the Corporation, each Subsidiary and the Shareholders.

ARTICLE 14
SHAREHOLDER GUARANTEES

14.1 Shareholder Obligations

(1) Each of the Shareholder Guarantors, with respect only to the obligations of the relevant Shareholder in respect of which they are a Shareholder Guarantor (i) unconditionally and irrevocably guarantee the performance by that Shareholder in respect of whom they are acting as a Shareholder Guarantor of their obligations contained in this Agreement (the "Guaranteed Obligations"), and (ii) acknowledge that there is joint and several liability between the such Shareholder Guarantor and the Shareholder in respect of whom they are acting as a Shareholder Guarantor. The liability of the Shareholder Guarantors by reason of this Section 14.1 is primary (and not a collection guarantee), and neither the Corporation nor the other Shareholders shall be required to make any demand on the relevant Shareholder for performance of the Guaranteed Obligations, nor to exhaust any legal, contractual or equitable remedies against such Shareholder prior to proceeding against the applicable Shareholder Guarantor. Each Shareholder Guarantor acknowledges that the benefit of the guarantee contained in this Section 14.1 is for the exclusive benefit of the Corporation and the other Shareholders, any of which in their sole and absolute discretion may claim under this guarantee or decline to claim under this guarantee with respect to the Guaranteed Obligations.

(2) The obligations of Shareholder Guarantors are absolute and unconditional, and will not be affected by, and will continue notwithstanding (i) any limitation of status or power or other circumstance relating to the relevant Shareholder whose obligations they have guaranteed including any bankruptcy, insolvency, winding-up, dissolution, liquidation, restructuring or other creditors' proceedings involving or affecting such entity, or (ii) any change in the ownership, control, name, assets or capital structure of the relevant Shareholder whose obligations they have guaranteed or any reorganization, amalgamation or other change in the existence thereof.

ARTICLE 15
DISPUTE RESOLUTION

15.1 Resolving Disputes

(1) Upon being notified by a Shareholder that there exists a dispute in connection with this Agreement (including its interpretation or application and further including the determination of the value of any of the variables used in computing the Call Option Price pursuant to Section 10.2) (a "Dispute"), the Shareholders agree to meet or hold a telephone conference together within ten (10) days of such notification and to attempt to address and resolve the Dispute to the satisfaction of all of the Shareholders within 30 days. The Shareholders agree to devote good faith efforts to resolve the Dispute which is the subject of the notification contemplated in this Article 15.

(2) In the event that a Dispute cannot be resolved within the time set out in Section 15.1, the Dispute shall be resolved by arbitration proceedings commenced by any party to the Dispute by any party giving written notice to the other Shareholders and the Corporation specifying the matter to be arbitrated and requesting an arbitration thereof. The Shareholders shall endeavour to agree upon the arbitrator. In the event that they are unable to agree upon an arbitrator within ten days after delivery of the notice of arbitration, each party to the Dispute shall appoint an arbitrator, and those arbitrators so appointed shall thereupon meet and select an arbitrator and the arbitrator so selected shall be the arbitrator to hear and arbitrate the Dispute. For the purposes of a Dispute governed by Section 15.1(4) the arbitrator(s) selected pursuant to this Section 15.1(2) shall be one of KPMG LLP, Ernst & Young LLP, Grant Thornton LLP, PricewaterhouseCoopers or MNP LLP (provided that such firm, in order to be qualified to act as an arbitrator with respect to any particular dispute, shall be, and shall be required to certify itself as, independent from all of the parties thereto) and such party shall be engaged for the purpose of an expedited review and on terms requiring that they provide an EBITDA Report (as defined below) as soon as is reasonably practicable.

(3) The arbitrator appointed in accordance with Section 15.1 shall govern the arbitration in accordance with the provisions and shall use his or her reasonable best efforts to render a written decision within sixty (60) days after the date on which the arbitrator was appointed, a copy of which will forthwith be delivered to each Shareholder and the Corporation. The decision of the arbitrator shall be final and binding on the parties involved in the Dispute and shall not be subject to appeal, but shall not be binding as a precedent with respect to any subsequent Disputes between any of the Shareholders hereunder. The cost of the arbitration will be borne by the Shareholders as the arbitrator determines and in the absence of such determination equally between the specific parties to the arbitration.

(4) Notwithstanding anything to the contrary contained in this Article 15, should the Dispute relate to the quantum of the Normalized and Annualized EBITDA for the purpose of determining the variable "B" in Section 10.2, the arbitrator shall allow Bunge on the one hand and the Call Granting Shareholders, acting together, on the other hand, to present their respective positions regarding the Dispute (provided that, for greater certainty, such presentations are limited to those matters subject to the Dispute not otherwise resolved pursuant to Section 15.1(1)) and each of Bunge and the Call Granting Shareholders shall have the right to present additional documents, materials and other information, and make an oral presentation to the arbitrator, regarding such dispute and the arbitrator shall consider such additional documents, materials and other information and such oral presentation. Any such other documents, materials or other information shall be copied to each of Bunge and the Call Granting Shareholders and each of Bunge and the Call Granting Shareholders shall be entitled to attend any such oral presentation. While the arbitrator is making its determination hereunder, the Parties shall not communicate with the arbitrator on the subject matter of its review, except by joint conference call, joint meeting or letter with copies simultaneously delivered to the other Parties. The arbitrator shall determine, based solely on such documents, materials, other information and presentations from Bunge and the Call Granting Shareholders and not by independent review, only those issues specifically presented to it that are still in dispute and shall render a written report (the "EBITDA Report") to Bunge and the Call Granting Shareholders in which the arbitrator shall, after considering all matters specifically presented to it that are still in dispute, determine what adjustments, if any, should be made to the quantum of the Normalized and Annualized EBITDA. The EBITDA Report shall set forth, in reasonable detail, the arbitrator's determination with respect to each of those items or amounts specifically presented to it that are still in dispute, and the revisions, if any, to be made to the Normalized and Annualized EBITDA, together with supporting calculations, and the parties shall make such revisions to the Normalized and Annualized EBITDA. In resolving any disputed item, the arbitrator (i) shall limit its review to matters specifically presented to it that are still in dispute at the time that the arbitrator is retained by Bunge and the Call Granting Shareholders, and (ii) shall not assign a value to any item higher than the highest value for such item claimed by either Bunge and the Call Granting Shareholders or lower than the lowest value for such item claimed by either Bunge and the Call Granting Shareholders. This Section 15.1(4) shall be the sole avenue available for any of the Parties to pursue a Dispute with respect to the quantum of the Normalized and Annualized EBITDA, notwithstanding the rights to pursue a Dispute under to this Section 15.1(4) accrue only to Bunge and the Call Granting Shareholders.

(5) Any arbitration hereunder will take place in the City of Winnipeg, Manitoba unless the parties to the Dispute otherwise agree.

(6) Notwithstanding that a Dispute (or arbitration in respect of an unresolved Dispute) is ongoing, the Shareholders shall continue to perform all of their obligations under this Agreement, other than such obligations that are the subject matter of the Dispute, in order to ensure the uninterrupted and efficient conduct of the Business.

ARTICLE 16
MISCELLANEOUS

16.1 Notices.

Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each a "Notice") must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a) to [personal information redacted] Party A at:

[personal information redacted]

(b) to [personal information redacted] Party B at:

[personal information redacted]

(c) to BurconCo at:

Burcon NutraScience Holdings Corp.

c/o Burcon NutraScience Corporation at:

1946 West Broadway

Vancouver, British Columbia

V6J 1Z2 CANADA

Attention: Dorothy Law

[personal information redacted]

(d) to Bunge at:

Bunge North America, Inc.

1391 Timberlake Manor Parkway

Chesterfield, Missouri 63017

Attention: Kaleb Belzer

[personal information redacted]

(e) to the Corporation at:

Merit Functional Foods Corporation

1601 C Silver Avenue

Winnipeg, MB R3J 4A1

Attention: Co-Chief Executive Officers

[personal information redacted]

with a copy to each of the Shareholders.

A Notice is deemed to be given and received (i) if sent by personal delivery or courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, or (ii) if sent by electronic mail, on the Business Day on which such electronic mail was sent, and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a Notice will be assumed not to be changed. Any Person who shall hereafter become a Shareholder and a party to and bound by this Agreement shall provide its address for service at the time such Person becomes a Shareholder in the same manner as required for providing a Notice of a change of address set out above.

16.2 Time of the Essence.

Time is of the essence in this Agreement.

16.3 Announcements.

No press release, public statement or announcement or other public disclosure with respect to this Agreement or the transactions contemplated in this Agreement may be made except with the prior written consent and joint approval of the Voting Shareholders, acting reasonably, or if required by applicable Law or a governmental or other regulatory entity. Where such disclosure is required by applicable Law or a governmental or other regulatory entity, the Party required to make the disclosure will consult with the other Voting Shareholders regarding the nature and scope of such required disclosure and will use its commercially reasonable efforts to obtain the approval of the other Voting Shareholders as to the form, nature and extent of the disclosure. The consent from such Voting Shareholders shall be granted to the other within 72 hours of the request being made. Where an announcement, statement or issuance of a press release is time sensitive, the Party seeking consent may request that the consent be granted by the other Voting Shareholders within 24 hours. In such circumstance, the request for consent must be in writing and followed up by telephone. The foregoing shall not preclude BurconCo and Burcon NutraScience Corporation from providing their shareholders with regular updates on the progress of the commercialization efforts of the Corporation, provided that (i) such updates shall not contain Confidential Information or information of a competitive nature with respect to the Corporation or, provided that BurconCo has provided notice to Bunge of the information to be disclosed and has been advised by Bunge in writing that disclosure of such information will not result in Bunge: (A) being in violation of applicable securities laws; or (B) being required to make any filing or public disclosure or statement in order to remain in compliance with applicable securities laws (in the case of Bunge advising that the circumstances in (A) or (B) will occur, BurconCo, Burcon NutraScience Corporation and Bunge shall expeditiously and meaningfully collaborate to amend such update to the minimum requirement necessary to avoid the results referenced in (A) and (B)); (ii) BurconCo and Burcon NutraScience Corporation shall use all commercially reasonable efforts to give prior oral or written notice to the other Voting Shareholders and reasonable opportunity to review or comment on the disclosure; and (iii) if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

16.4 Third Party Beneficiaries.

The Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and except as contemplated under Section 11.2. No Person, other than the Parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person.

16.5 No Agency or Partnership.

Nothing contained in this Agreement makes or constitutes any Party, or any of its directors, officers or employees, the trustee, fiduciary, representative, agent, principal, partner, joint venturer, employer, employee of any other Party. It is understood that no Party has the capacity to make commitments of any kind or incur obligations or liabilities binding upon any other Party.

16.6 Expenses.

Except the cost of any Valuator or arbitrator appointed pursuant to Article 16 or as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by it. The fees and expenses referred to in this Section are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement, and the transactions contemplated by this Agreement, including the fees and expenses of legal counsel, investment advisers and accountants.

16.7 Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by all of the Voting Shareholders, or where such amendment, supplement or modification of this Agreement would amend, supplement or otherwise modify Articles 3, 6 and 14, by written agreement signed by all of the Parties other than the Corporation.

16.8 Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

16.9 Entire Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the matters contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties related to such matters. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into this Agreement.

16.10 Successors and Assigns.

(1) This Agreement becomes effective only when executed by all of the Parties. After that time, it is binding on and enures to the benefit of the Parties and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns.

(2) Except as otherwise provided in this Agreement, neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties.

16.11 Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable, by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

16.12 Governing Law.

This Agreement is governed by, and will be interpreted and construed in accordance with, the laws of the Province of Manitoba and the federal laws of Canada applicable therein.

16.13 Counterparts.

This Agreement may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Agreement.

16.14 English Language.

The Parties have agreed that this Agreement as well as any document or instrument relating to it be drawn up in English only but without prejudice to any such document or instrument which may from time to time be drawn up in French only or in both French and English. Les parties aux presentes ont convenu que la presente Convention ainsi que tous autres actes ou documents s'y rattachant soient rediges en anglais seulement mais sans prejudice a tous tels actes ou documents qui pourraient a l'occasion etre rediges en francais seulement ou a la fois en anglais et en francais.

[Signature Page Follows]

IN WITNESS WHEREOF the Parties have executed this Unanimous Shareholders' Agreement.

MERIT FUNCTIONAL FOODS CORPORATION
By:	"Ryan Bracken" (signed)
Name: Ryan Bracken
Title: President & Co-CEO
TIREM HOLDINGS INC.
By:	"Greg Billhartz" (signed)
Name: Greg Billhartz
Title: Vice President

BURCON NUTRASCIENCE HOLDINGS CORP.
By:	"Johann Tergesen" (signed)
Name: Johann Tergesen"
Title: President

BURCON NUTRASCIENCE CORPORATION
By:	"Johann Tergesen" (signed)
Name: Johann Tergesen
Title: President & Chief Executive Officer "Lorne Tyrrell" (signed)
By:
Name: Lorne Tyrrell
Title: Director and Chairman

TIREM HOLDINGS LIMITED PARTNERSHIP, by its general partner, TIREM HOLDINGS GP INC.
By:	"Greg Billhartz" (signed)
Name: Greg Billhartz
Title: Vice President
[personal information redacted] Party A
By:	Signed by signatory for Party A
Name: [personal information redacted]
Title:
[personal information redacted] Party B
By:	Signed by signatory for Party B
Name: [personal information redacted]
Title:

[personal information redacted] Party C
By:	Signed by signatory Party C
Name: [personal information redacted]
Title:

[personal information redacted] Party D
By:	Signed by signatory for Party D
Name: [personal information redacted]
Title:

[personal information redacted] Party E
	By:	Signed by Signatory for Party E
Name: [personal information redacted]
Title:
	) )	Signed by Party F
[personal information redacted]	) )	[personal information redacted] Party F

SCHEDULE A
SHARE OWNERSHIP - CORPORATION

Name	Number & Class of Shares	Voting %

[personal information redacted] Party A	[commercially sensitive information redacted]	(27.75%)

BurconCo	[commercially sensitive information redacted]	(33.33%)

[personal information redacted] Party B	[commercially sensitive information redacted]	(13.92%)

[commercially sensitive information redacted]	[commercially sensitive information redacted]	(25%)

SCHEDULE B
SHAREHOLDER LOANS

Shareholder	Principal Amount
[personal information redacted] Party A	$10,822,500
BurconCo	$13,000,000
[personal information redacted] Party B	$5,427,500
[commercially sensitive information redacted]	$9,750,000
Total	$39,000,000

SCHEDULE C
[COMMERCIALLY SENSITIVE  INFORMATION REDACTED]

SCHEDULE D
AUTHORIZED AND ISSUED CAPITAL OF EACH OF THE SHAREHOLDERS

BurconCo:

Unlimited number of Common Shares

100 issued and outstanding, registered in the name of and beneficially held by Burcon NutraScience Corporation

[personal information redacted]

SCHEDULE E
DISTRIBUTION POLICY

DISTRIBUTION POLICY OF

MERIT FUNCTIONAL FOODS CORPORATION

(the "Corporation")

Dated August  , 2020

In this Distribution Policy, the following capitalized terms shall have the following meanings: "Annual Budget" has the meaning given to it in the Shareholders' Agreement.

"Articles" has the meaning given to it in the Shareholders' Agreement.

"ASPE" has the meaning given to it in the Shareholders' Agreement.

"Board" has the meaning given to it in the Shareholders' Agreement.

"Commercial Operation Date" has the meaning given to it in each of the EDC Loan Agreement and the FCC Credit Agreement.

"EDC Loan Agreement" means the loan agreement dated as of April 24, 2020 between the Corporation, as borrower, and Export Development Canada, as senior lender and as subordinated lender, as it may be amended, modified, restated, replaced or supplemented from time to time.

"FCC Credit Agreement" means the credit agreement dated as of April 24, 2020 between, inter alia, the Corporation, as borrower, and Farm Credit Canada, as lender, as it may be amended, modified, restated, replaced or supplemented from time to time.

"Free Cash Flow" means for any period in which such amount is a positive amount, that amount as is equal to, (i) the consolidated net income (or net deficit) of the Corporation and its subsidiaries, as determined in accordance with ASPE, to the extent that, where such income is domiciled outside of Canada, such income is capable of being re-domiciled into Canada in manner and at a cost that is, in the determination of the Board, reasonable, appropriate and in the best interests of the Corporation; plus (ii) expenses for amortization charged, accrued or otherwise allocated against such net income; plus (iii) expenses for depreciation charged, accrued or otherwise allocated against such net income; minus (iv) payments of interest and principal on indebtedness paid or accrued during such period or otherwise payable on the applicable payment date; minus (v) payments in respect of capital expenditures contemplated in the Annual Budget; minus (vi) payments in respect of expected, known or contingent payments that are determined by the Board to be likely to crystallise, the expectation, knowledge or likelihood of crystallization of which arose as a result of emergency, unforeseen circumstances or otherwise after the date of the then current Annual Budget (and which includes extraordinary expenses); minus (vii) such reserve amount as the Board determines is appropriate in the circumstances, in each case without duplication.

"Permitted Distribution Contributions" has the meaning given to it in each of the EDC Loan Agreement and the FCC Credit Agreement.

"Primary Lenders" means, collectively, Export Development Canada and Farm Credit Canada, and each of their respective successors and assigns.

"Shareholders" has the meaning given to it in the Shareholders' Agreement.

"Shareholders' Agreement" means the amended and restated unanimous shareholders agreement of the Corporation and all schedules attached to it as it may be amended, modified, restated, replaced or supplemented from time to time.

"Voting Shareholders" has the meaning given to it in the Shareholders' Agreement.

The Corporation recognizes that the Shareholders wish to receive regular cash distributions in accordance with the provisions below. This policy will be administered with that goal in mind.

Effective from and after the Commercial Operation Date, the Corporation shall implement and abide by the following policy regarding the distribution of profits, assets or reserves by the Corporation, including the declaration and payment of cash dividends.

1. Subject to applicable law and the Articles of the Corporation, and subject to compliance with the Permitted Distribution Conditions, including all notice requirements in connection therewith, the Corporation shall distribute to the Shareholders, in respect of each fiscal year of the Corporation, an aggregate amount equivalent to at least fifty percent (50%) of the Free Cash Flow for such fiscal year.

2. Subject to applicable law and the Articles of the Corporation, and subject to compliance with the Permitted Distribution Conditions, including all notice requirements in connection therewith, an estimate of one half of such annual distribution referred to in paragraph 1 shall be made within 30 days of the last day of the first 6 month period in each fiscal year of the Corporation based upon the estimated Free Cash Flow for such fiscal year relying and based upon the interim financial statements of the Corporation to the end of such 6 month period. Within 15 days of the date of the Corporation's final audited financial statements, the balance of the annual distribution referred to in paragraph 1 shall be made, provided that such distribution shall take into account, and be adjusted for, any overpayment or underpayment in respect of the previous distribution, and shall be based upon the final audited financial statements of the Corporation for such fiscal year and to the extent that there remains a balance owing to the Corporation in respect of an overpayment, each Shareholder shall, within 20 days of the Corporation providing notice to such Shareholder of the over payment, deliver to the Corporation funds in an amount equal to its proportionate share of such overpayment, in full and complete satisfaction of such outstanding amount.

3. Notwithstanding anything to the contrary herein, if the payment of any distributions in accordance with this Distribution Policy on any given payment date would be contrary to any provisions of applicable law, the Shareholders' Agreement, the Permitted Distribution Conditions or any other obligation of the Corporation contained in a document approved by the Board, the Corporation shall distribute on the applicable payment date such lesser amount as is the maximum amount of such distribution as would not then be contrary to any of the foregoing restrictions.

4. This Distribution Policy shall remain in force as long as Burcon NutraScience Holdings Corp. holds shares of the Corporation, except as expressly modified or repealed by written agreement signed by all of the Voting Shareholders.